UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

IOWA RENEWABLE ENERGY, LLC
(Exact name of registrant as specified in its charter)

Iowa (State or other jurisdiction of incorporation or organization)	20-3386000 (I.R.S. Employer Identification Number)
1060 W. Monroe Street
P.O. Box 2
Washington, Iowa 52353
(Address of principal executive offices)
(319) 653-2890
(Registrant’s Telephone Number)

Securities to be registered pursuant to Section 12(b) of the Act: None.
Securities to be registered pursuant to Section 12(g) of the Act:
Limited Liability Company Membership Units

Forward Looking Statements
     This Form 10-SB Registration Statement contains forward-looking statements made pursuant to safe harbor provisions of the Securities Exchange Act of 1934. Such statements may consist of any statement other than a recitation of historical facts and can be identified by words such as “may,” “should,” “anticipate,” “believe,” “expect,” “plan,” “future,” “intend,” “could,” “estimate,” “predict,” “hope,” “potential,” “continue,” or the negative of these terms or other similar expressions. These forward-looking statements represent our expectations or beliefs concerning future events, including statements regarding future construction timetable, future sales, future profit percentages, and other results of operations, the continuation of historical trends, the sufficiency of cash balances and cash generated from operating and financing activities for our future liquidity and capital resource needs, and the effects of any regulatory changes. We caution you that any forward-looking statements made in this registration statement or in other reports filed by us with the Securities and Exchange Commission are qualified by certain risks and other important factors that could cause actual results to differ materially from those in the forward-looking statements. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include the risk factors discussed in Item 1A-Risk Factors and elsewhere in this registration statement, including, but not limited to, the following:
•	Overcapacity within the biodiesel industry;

•	Availability and costs of feedstock, particularly vegetable oils and animal fats;

•	Changes in the price and market for biodiesel and glycerin;

•	Our ability to market and our reliance on third parties to market our products;

•	Actual biodiesel and glycerin production varying from expectations;

•	Changes in or elimination of governmental laws, tariffs, trade or other controls or enforcement practices such as national, state or local energy policy; federal biodiesel tax incentives; or environmental laws and regulations that apply to our plant operations and their enforcement;

•	Changes in the weather or general economic conditions impacting the availability and price of vegetable oils and animal fats;

•	Total U.S. consumption of diesel;

•	Weather changes, strikes, transportation or production problems causing supply interruptions or shortages affecting the availability and price of feedstock;

•	Changes in plant production capacity or technical difficulties in operating the plant;

•	Costs of construction and equipment and possible increases in these costs;

•	Changes in our business strategy, capital improvements or development plans;

•	Changes in interest rates or the availability of credit;

•	Our ability to generate free cash flow to invest in our business and service our debt;

•	Our liability resulting from litigation;

•	Our ability to retain key employees and maintain labor relations;

•	Changes and advances in biodiesel production technology;

•	Competition from alternative fuels; and

•	Other factors described elsewhere in this registration statement.

PART I
ITEM 1. DESCRIPTION OF BUSINESS
Business Development
     Iowa Renewable Energy, LLC, was formed as an Iowa limited liability company on April 14, 2005 for the purpose of developing, constructing, owning and operating a biodiesel manufacturing plant for the sale of biodiesel near Washington, Iowa. When our fiscal year ended September 30, 2006, we had more than 500 members and assets exceeding $10 million; as a result, we are required to file this registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission.
     We are in the process of constructing a biodiesel manufacturing plant with production capacity of 30 million gallons of biodiesel per year. Our plant is located near Washington, Iowa, in southeast Iowa. Upon completion of plant construction, we expect to produce biodiesel and crude glycerin for sale. We currently estimate that our total project cost will be approximately $57,716,000. We will not generate revenues until our plant is operational, and we anticipate increases in our accumulated losses until the plant is operational.
     As of January 15, 2007, the Iowa Renewable Energy plant was approximately 67% complete, all major equipment had been delivered to the site, and a majority of the equipment had been installed. We anticipate equipment verification to begin in June 2007 and hot testing production to commence in July 2007. Hot testing is a type of equipment verification that occurs after the boiler has been lit and is operating. Our general contractor and design-builder, Renewable Energy Group, Inc. (REG), currently anticipates a completion date of our production facilities in June 2007. However, we may experience construction delays caused by a variety of factors, including factors outside of our control, such as weather-related delays. If completion of plant construction is delayed, our ability to begin plant operations and generate revenues will also be delayed.
     We financed the development and construction of the plant with a combination of equity and debt capital. For the fiscal year ending September 30, 2006, we raised approximately $19,371,000 by issuing 19,371 of our units to investors through an Iowa intrastate offering, which supplemented our seed capital equity of $2,680,000. We also received a $400,000 loan from the Iowa Department of Economic Development (IDED), $100,000 of which is forgivable. To complete project financing, we received $34,715,000 in debt financing from Marshall Bankfirst Corporation (Bankfirst) consisting of a $29,715,000 term loan and a $5,000,000 revolving line of credit which closed on October 26, 2006. On October 30, 2006 we raised an additional $550,000 by issuing 1,100 of our units to directors that exercised a unit option agreement. Based upon our current total project cost estimate of $57,716,000, we expect our equity and available debt capital sources to be sufficient to complete plant construction and begin start-up operations.
     On May 2, 2006, we entered into a design-build contract with Renewable Energy Group, LLC for the design and construction of the plant for a total price of $39,445,500, subject to further adjustment for change orders. This total price does not include the cost for constructing the administrative building. Based on an estimate from REG, we anticipate entering into a change order to construct the administrative building for an additional $472,600. On August 8, 2006 we consented to Renewable Energy Group, LLC assigning this design-build agreement to Renewable Energy Group, Inc. Renewable Energy Group, Inc. (REG) was the company created as a result of a merger between Renewable Energy Group, LLC, InterWest, L.C. and West Central Cooperative. As of January 15, 2007, we have paid REG a total of $22,254,946 under the design-build contract and have a payable outstanding to REG in the amount of $17,190,554. We began ground breaking in the 2nd calendar quarter of 2006 and construction is progressing on schedule. REG has begun site grading and dirt work, which was 94% complete as of December 31, 2006. Parts of the administration building’s foundation walls have been poured and parts have been formed. Installation is continuing on the steam, condensate and chill water piping in the process building. Construction of the storage tanks are 25% complete and the fire protection system is 75% complete.
     Over the past 14 months we have been in the process of installing the infrastructure necessary to support plant operations. This includes rail siding, natural gas lines and substation and transmission lines. REG’s work on the rail installation was 40% complete as of December 31, 2006. It is anticipated that the plant will require 100 gallons of water per minute. We anticipate that water will be provided by the Washington City Waste System. We are currently negotiating with the City of Washington for rates and services but do not yet know what price we will pay for water. We will require a significant supply of natural gas. We estimate that our plant will require approximately 1,750,320 therms of natural gas per year. We anticipate that Alliant Energy will supply the natural gas to our plant. On June 6, 2006 we entered into a facilities service agreement with Interstate Power and Light Company, an Alliant Energy Company, for installation of a new 13,200/7,620 volt primary electric service. This service consists of one overhead metering location, transformers, cabling, and switchgear located at the Iowa Renewable Energy Plant. Under the agreement, we paid Interstate Power and Light Company $146,280 for this work. The installation was completed on September 25, 2006. In addition, we entered into a commercial and industrial marketing facilities services agreement with Interstate Power and Light Company on September 27, 2006 for installation of a gas line. We paid Interstate Power and Light Company $26,840 for this work. The gas line installation was complete on October 6, 2006. We have obtained all of the permits required to construct the plant and have obtained or are in the process of obtaining all the permits required to operate the plant. We are currently in the process of hiring the personnel necessary to operate the plant. We have not hired any employees at this time. We anticipate having approximately 30 full time positions at the Iowa Renewable Energy Plant in the future. Twenty-eight of these positions will be Iowa Renewable Energy employees and two will be REG employees.
          On August 25, 2006 we entered into a management and operational services agreement with Renewable Energy Group, Inc. (REG) for start-up management and operational services. Pursuant to this agreement, REG will provide for the overall management of our plant, place a general manager and an operations manager at our plant, acquire feedstock and basic chemicals necessary for the operation of the plant and perform the administrative, sales and marketing functions for the plant. The sales and marketing functions will include marketing all our biodiesel and glycerin. Under the terms of the agreement REG takes title to the biodiesel when loaded for delivery FOB the plant and sells it under REG’s SoyPower brand. In exchange for these services, we have agreed to pay REG a monthly fee and a net income bonus. For the first month in which our biodiesel is sold, and for six months thereafter, we will pay a monthly fee of 5.7 cents per gallon of biodiesel sold. For the first month after the initial period we will pay 5.7 cents per gallon for any biodiesel that was produced but not sold during the initial period. After that we will pay a monthly fee of 5.7 cents per gallon of biodiesel produced. In addition, the agreement provides for the payment of a yearly bonus of 2% of net income between $1 and $2 million, 4% of net income between $2 and $3 million, and 6% of net income in excess of 3 million. The bonus will not exceed $1,000,000. The agreement has an initial term of 3 years after the end of the first month of production and will be renewed for successive one year terms unless either party gives a written notice of termination.
Business of Issuer
     Principal Products and Their Markets
     The principal products we expect to produce at our plant are biodiesel and crude glycerin. Iowa Renewable Energy’s biodiesel facility will be able to pretreat crude vegetable oils and animal fats. Our plant, however, will not have a soybean crushing facility. We expect the plant to have an annual capacity to process approximately 160,000,000 pounds of soybean oil and 70,000,000 pounds of animal fats and grease into approximately 30 million gallons of biodiesel and 3 million gallons of crude glycerin per year. Our equipment will, however, allow a variance from this ratio to compensate for changes in feedstock availability.

Primary Product- Biodiesel
     Biodiesel is a clean-burning alternative fuel produced from domestic, renewable resources primarily used in compression ignition (diesel) engines. Biodiesel can also be used as home heating oil. Biodiesel is comprised of mono-alkyl esters of long chain fatty acids derived from vegetable oils or animal fats. A chemical process called transesterification removes the free fatty acids from the base oil and creates the desired esters. Transesterification is the reaction of vegetable oil or animal fat with an alcohol, such as methanol or ethanol, in the presence of a catalyst. The process yields four products: mono-alkyl ester (biodiesel), glycerin, feed quality fat, and methanol. The methanol can be used again in the process. Biodiesel can then be used in neat (pure) form, or blended with petroleum diesel.
     Biodiesel that is in neat (pure) form is typically designated in the marketplace as B100. The 100 indicates that the fuel is 100% biodiesel. Biodiesel is frequently blended with petroleum based diesel. When biodiesel is blended, it is typically identified in the marketplace according to the percentage of biodiesel in the blend. For instance, B20 indicates that 20% of the fuel is biodiesel and 80% is petroleum-based diesel.
     Biodiesel’s physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum-based diesel fuel. As a result, biodiesel, in its pure form or blended with petroleum diesel, may be used in most standard diesel engines without making any engine modifications. Biodiesel demonstrates greater lubricating properties, referred to as lubricity, than petroleum-based diesel. This could lead to less engine wear in the long-run as biodiesel creates less friction in engine components than petroleum-based diesel. Biodiesel also demonstrates greater solvent properties. With higher percentage blends of biodiesel, this could lead to break downs in certain rubber engine components such as seals. The solvent properties of biodiesel also can cause accumulated deposits from petroleum-based diesel in fuel systems to break down. This could lead to clogged fuel filters in the short-term. Fuel filters should be checked more frequently initially when using biodiesel blends. These problems are less prevalent in blends that utilize lower concentrations of biodiesel compared to petroleum-based diesel.
Co-products
     Glycerin is the primary co-product of biodiesel production. Glycerin is produced at a rate of approximately 10% of the quantity of biodiesel produced. Glycerin possesses a unique combination of physical and chemical properties that make it suitable for use in a wide variety of products. It is highly stable under typical storage conditions, compatible with a wide variety of other chemicals and comparatively non-toxic. Glycerin has many applications, including as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs, and food products. Our glycerin, however, will not be able to be used in pharmaceutical products without further processing, and we do not have the capabilities to refine our glycerin into pharmaceutical quality. In addition, new uses for glycerin are frequently being discovered and developed.
Biodiesel Markets
     Biodiesel is primarily used as fuel for compression ignition (diesel) engines. Biodiesel can also be used as home heating oil. It is produced using renewable resources including plant oils and animal fats. It provides environmental advantages over petroleum-based diesel fuel such as reduced vehicle emissions. Our ability to market our biodiesel will be heavily dependent upon the price of petroleum-based diesel fuel as compared to the price of biodiesel, in addition to the availability of economic incentives to produce biodiesel.
     Biodiesel is frequently used as fuel in transport trucks, ships, trains, in farming activities and in many government vehicles. According to the United States Department of Energy, the United States consumes approximately 60 billion gallons of diesel fuel annually; however, in 2005 biodiesel accounted for only approximately 75 million gallons of this market. The National Biodiesel Board estimates that in 2006 approximately 200 to 250 million gallons of biodiesel were produced in the United States. Government legislation that seeks to encourage use of renewable fuels could lead to an expansion of the market for biodiesel in the future. Further market increases might occur as a result of growing environmental concerns by American consumers as well as an increased awareness of energy security and the United States’ ability to supply its own fuel needs.
Wholesale Market/ Biodiesel Marketers
     Our biodiesel is sold exclusively on the wholesale market, directly to fuel blenders or through biodiesel marketers. Fuel blenders purchase B100 and B99.9 biodiesel, and mix it with petroleum-based diesel. The fuel blenders actually deliver the final product to retailers.
     There are very few wholesale biodiesel marketers in the United States. Two examples are World Energy in Chelsea, Massachusetts and Renewable Energy Group, Inc. in Ralston, Iowa. These companies use their existing marketing relationships to market the biodiesel of individual plants to end users for a fee. We have entered into an agreement with REG to market the biodiesel we produce.
Retail
     The retail market consists of biodiesel distribution primarily through fueling stations to transport trucks and jobbers, which are individuals that buy product from manufacturers and sell it to retailers, who supply farmers, maritime customers and home heating oil users. Retail level distributors include oil companies, independent station owners, marinas and railroad operators. The biodiesel retail market is still in its very early stages as compared to other types of fuel. The present marketing and transportation network must expand significantly in order for our company to effectively market our biodiesel to retail users. With increased governmental support of renewable fuels and greater consumer awareness of renewable fuels, the availability of biodiesel will likely increase in the future.
     The government has increased its use of biodiesel since the implementation of the Energy Policy Act (EPACT) of 1992, amended in 1998, which authorized federal, state and public agencies to use biodiesel to meet the alternative fuel vehicle requirements of EPACT. Although it is possible that individual plants could sell directly to various government entities, it is unlikely our plant could successfully market our biodiesel through such channels. Government entities have very long sales cycles based on the intricacies of their decision making and budgetary processes.
     Distribution of Principal Products
     We entered into a management and operational services agreement with Renewable Energy Group, Inc. (REG) for the purpose of start-up management and operational services. These services will include REG marketing all of our biodiesel, glycerin and fatty acids. We will pay REG a fee of 5.7 cents per gallon of biodiesel produced for all the services under this agreement. REG estimates a break down of this fee to be two cents (2¢) per gallon for biodiesel marketing services. Additionally, REG estimates one fifth cent (1/5¢) per gallon of this fee to be for the sales and marketing of glycerin and fatty acids. Under the terms of the agreement REG takes title to the product when loaded for delivery FOB the plant and sells it under REG’s brandname.
     Our products can be delivered by truck or rail. Our property is located approximately thirty-five miles from Interstate 80 and thirty miles from the Mississippi River. Our property is on the Iowa, Chicago, and Eastern Railroad mainline. We will have to establish rail service directly to the plant so that we will be able to ship biodiesel to our customers. We anticipate we will enter into an agreement with the Iowa, Chicago and Eastern Railroad for the use, operation, and maintenance of track to serve the plant.
     Our Primary Competition
     We will operate in a very competitive environment. Biodiesel is a relatively uniform commodity where the competition in the marketplace is predominantly based on price and to a lesser extent delivery service. We compete with large, multi-product companies and other biodiesel plants with varying capacities. Some of these companies can produce biodiesel in a more efficient manner than we are able. We face competition for capital, labor, management, feedstock and other resources. Some of our competitors have greater resources than we currently have or will have in the future. Some of our competitors have soy-crushing facilities and are therefore not reliant upon third parties for their feedstock supply. According to the United States Department of Agriculture, the 2006 soybean crop yielded approximately 3.2 billion bushels of soybeans. Iowa accounted for more than 500,000,000 bushels of the soybean production. Since soybeans are an agricultural product, seasonal changes can affect the soybean yield. If fewer soybeans were produced in any given year, we could face significant competition from other biodiesel producers for soybeans. This could affect our ability to generate a profit and could reduce or eliminate the value of our units.
     We expect that additional biodiesel producers will enter the market if the demand for biodiesel continues to increase. When new producers enter the market, they will increase the supply of biodiesel in the market. If demand does not keep pace with additional supply the selling price of biodiesel will likely decrease and we may not be able to operate our plant profitably.
     In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board estimates that in 2006 approximately 200 to 250 million gallons of biodiesel were produced in the United States. Biodiesel plants are operating or have been proposed in a total of at least 42 states. The National Biodiesel Board estimates that as of November 14, 2006 there were eighty-seven biodiesel companies actively producing biodiesel in the United States, thirteen of which are planning to expand their operations to increase their annual production capacity. Additionally, sixty-five companies have plans to construct new biodiesel plants in the United States, including the proposed Imperium Grays Harbor plant to be built in Grays Harbor, Washington, which has a target completion date in the second quarter of 2007. With a projected annual production capacity of 100 million gallons, the Imperium Grays Harbor plant will be significantly larger than any plant currently operating in the United States. Other large proposed plants include the 85 million gallon per year Archer Daniels Midland Co. (ADM) plant to be built in Velva, North Dakota, and the 80 million gallon per year Louis Dreyfus Agricultural Industries, LLC plant to be constructed in Claypool, Indiana.
     Currently, there are eight active biodiesel plants in Iowa. Renewable Energy Group, Inc. (REG), located in Ralston, Iowa produces biodiesel primarily from feedstock produced at its soybean crushing facility. We have entered into a design-build agreement and a management and operational services agreement with REG, making REG a third party we are dependent upon and a direct competitor of our company. The Ralston facility was previously owned by West Central Cooperative; however, West Central Cooperative recently combined all of its biodiesel-related products and services under REG. The West Central Cooperative facility began producing biodiesel on a small scale in 1996-1997, but constructed a continuous biodiesel production facility in 2002 capable of producing 12 million gallons of biodiesel annually.
     A second biodiesel producer in Iowa is Ag Processing Inc. (AGP) in Sergeant Bluff. This facility produces biodiesel from refined bleached and deodorized soybean oil produced at its solvent extraction processing plant in Eagle Grove, Iowa. AGP recently completed an expansion increasing its production from 7 to 12 million gallons per year. The company has recently announced plans for another plant expansion that would increase its production capacity to approximately 30 million gallons per year.
     A third biodiesel production facility in Iowa is Soy Solutions of Iowa, LLC located in Milford, Iowa. This is a stand-alone facility that purchases soybean oil from the market. The facility produces approximately 2 million gallons annually, and utilizes virgin soybean oil as its sole feedstock.
     A fourth biodiesel production facility in Iowa is Western Iowa Energy, LLC located in Wall Lake, Iowa. This facility produces 30 million gallons annually and utilizes both soybean oil and animal fats as its feedstock.
     A fifth biodiesel production facility in Iowa is Cargill Inc. located in Iowa Falls. Cargill’s facility has an annual production capacity of 37.5 million gallons and is currently the largest biodiesel plant operating in Iowa. Cargill uses soybean oil as its primary feedstock and is located adjacent to its soybean crush facility. Cargill expects to have the capability to use animal fat or waste grease for biodiesel production in the future.
     The sixth biodiesel production facility in Iowa is Clinton County BioEnergy, L.L.C. located in Clinton, Iowa. This facility produces 10 million gallons annually and uses soybean oil as its primary feedstock.
     The two remaining plants are operated by Sioux Biochemical, Inc. and Riksch Biofuels L.L.C. Sioux Biochemical has capacity to produce 1.5 million gallons of biodiesel each year and Riksch Biofuels has capacity to produce 10 million gallons of biodiesel each year.
     According to the Iowa Renewable Fuels Association, there are at least 5 companies other than us in Iowa who have biodiesel plants under construction. East Fork Biodiesel, LLC is constructing a 60 million gallon plant in Algona, Iowa. East Fork Biodiesel will be the largest biodiesel plant in Iowa when it is completed. Freedom Fuels, LLC is constructing a 30 million gallon per year biodiesl plant near Mason City. Central Iowa Energy, LLC is constructing a 30 million per year biodiesel facility near Newton. Tri-City Energy, LLC is constructing a 5 million gallon per year biodiesel plant near Keokuk. Finally, Western Dubuque Biodiesel, LLC is constructing a 30 mllion gallon per year facility near Farley.
     When these new plants and expansions are completed, they will push Iowa biodiesel production capacity to more than 300 million gallons per year. In addition to the existing plants and those currently under construction, multiple other companies have announced plans to construct biodiesel facilities in Iowa. Southern Iowa BioEnergy, LLC plans to build a 30 million gallon per year multi-feedstock plant near Lamoni, and Farmer’s Cooperative Company intends to construct a 30 million gallon per year multi-feedstock plant near Marble Rock. Additionally, Hawkeye Bio Energy, LLC intends to construct a 60 million gallon per year multi-feedstock plant near Camanche, and Powershift Biofuels of Iowa, LLC intends to construct a 60 million gallon per year plant using both soybean and canola oil as feedstock near Fairfield. Northern Bio Energy, LLC is planning to construct a 60 million gallon per year biodiesel facility near Estherville, and Raccoon Valley Bio-Diesel, LLC has announced plans to build a 60 million gallon per year soybean oil biodiesel project near Storm Lake. Further, Victory Renewable Fuels, LLC plans to construct a 30 million gallon per year plant near Larchwood Iowa, Nishna Valley Bioenergy, LLC plans to construct a 60 million gallon per year facility near Manilla Iowa, Future Energy, LLC plans to construct a 60 million gallon per year plant near Humboldt Iowa, Northwest Iowa Renewable Energy, L.L.C. plans to construct a 60 million gallon per year plant in Plymouth County Iowa, and Soy Energy, LLC plans to construct a 30 million gallon per year biodiesel plant near Marcus Iowa. These companies are in the process of raising equity for their biodiesel facilities.
     The following map produced by the National Biodiesel Board indicates the locations of current active plants in the U.S as of November 2006. Active plants are those companies that are actively producing biodiesel.

Commercial Biodiesel Production Plants (November 14, 2006)
Source: National Biodiesel Board, http://www.biodiesel.org/buyingbiodiesel/producers_marketers/ProducersMap-Existing.pdf
     The following table provides a list of the active biodiesel plants in the United States as of November 2006, as reported by the National Biodiesel Board. Projects in the early stages of development, like ours, are not listed.

			Annual Production
Company	Location	Feedstock	Capacity (mmgy)(1)
Alabama Biodiesel Corporation	Moundville, AL	Soybean Oil	*
Future Fuels	Batesville, AR	Multi Feedstock	24
Patriot Biofuels	Stuttgart, AR	Multi Feedstock	3
Biodiesel Industries of Port Hueneme	Port Hueneme, CA	Multi Feedstock	3
Evergreen Biodiesel	Big Oak Flat, CA	Recycled Cooking Oil	.05
Imperial Western Products	Coachella, CA	Multi Feedstock	8
Yokayo Biofuels, Inc.	Ukiah, CA	Recycled Cooking Oil	.2
American Agri-diesel LLC	Burlington, CO	*	6
Bio Energy of America	Commerce City	Soybean Oil	10
Bio Energy of American	Denver, CO	Soybean Oil	8
Rocky Mountain Biodiesel Industries, LLC	Berthoud, CO	Multi Feedstock	3
Bio-Pur Inc.	Bethlehem, CT	Soybean Oil	*
Mid-Atlantic Biodiesel	Clayton, DE	Multi Feedstock	6.5
Energy Innovations, LLC	Youngstown, FL	*	6.5
Purada Processing, LLC	Lakeland, FL	Soybean Oil	18
Renewable Energy Systems, Inc.	Pinellas Park	Recycled Cooking Oil	1
Middle Georgia Biofuels	East Dublin, GA	Poultry Fat	*

			Annual Production
Company	Location	Feedstock	Capacity (mmgy)(1)
Peach State Labs	Rome, GA	Soybean Oil	*
Sunshine BioFuels, LLC	Cairo, GA	Soybean Oil	6
US Biofuels Inc.	Rome, GA	Multi Feedstock	10
Pacific Biodiesel	Kahului, HI	Recycled Cooking Oil	.2
Pacific Biodiesel	Honolulu, HI	Recycled Cooking Oil	1
AGP	Sergeant Bluff, IA	Soybean Oil	15
Cargill	Iowa Falls, IA	Soybean Oil	37.5
Clinton County BioEnergy	Clinton, IA	Soybean Oil	10
Renewable Energy Group, Inc.	Ralston, IA	Soybean Oil	12
Sioux Biochemical, Inc.	Sioux Center, IA	Multi Feedstock	*
Soy Solutions	Milford, IA	Soybean Oil	2
Western Iowa Energy	Wall Lake, IA	Multi Feedstock	30
Stepan Company	Millsdale, IL	Soybean Oil	22
Evergreen Renewables	Hammond, IN	Soybean Oil	5
Heartland Biofuels	Flora, IN	Soybean Oil	.45
Integrity Biofuels	Morristown, IN	Soybean Oil	10
Griffin Industries	Butler, KY	Multi Feedstock	2
Union County Biodiesel	Morganfield, KY	Soybean Oil	1.5
Maryland Biodiesel	Berlin, MD	Soybean Oil	.5
FUMPA BioFuels	Redwood Falls, MN	*	3
Green Range Renewable Energy	Ironton, MN	Recycled Cooking Oil	.15
Minnesota Soybean Processors	Brewster, MN	Soybean Oil	30
Soymor	Albert Lea, MN	Soybean Oil	30
Missouri Better Beans	Bunceton, MO	Soybean Oil	3
Missouri Bio-Products	Bethel, MO	Multi Feedstock	2
CFC Transportation, Inc.	Columbus, MS	Multi Feedstock	1.5
Channel Chemical Corporation	Gulfport, MS	Soybean Oil	5
Earth Biofuels, Inc.	Meridan, MS	Soybean Oil	2
Blue Ridge Biofuels	Asheville, NC	Multi Feedstock	2
Horizon Biofuels, Inc.	Arlington, NE	Multi Feedstock	.25
Environmental Alternatives	Newark, NJ	Soybean Oil	13
Rio Valley Biofuels, LLC	Anthony, NM	Multi Feedstock	*
Bently Biofuels	Minden, NV	Multi Feedstock	1
Biodiesel of Las Vegas	Las Vegas, NV	Multi Feedstock	5
North American Biofuels Company, Inc.	Bohemia, NY	Trap Grease	1
American Ag Fuels, LLC	Defiance, OH	Multi Feedstock	1.5
PEC Biofuels	Hicksville, OH	Soybean Oil	7.5
Peter Cremer	Cincinnati, OH	Soybean Oil	30
Earth Biofuels, Inc.	Durant, OK	Multi Feedstock	10
Green Country Biodiesel, Inc	Chelsea, OK	Soybean Oil	2.5
SeQuential-Pacific Biodiesel, LLC	Salem, OR	Multi Feedstock	1

			Annual Production
Company	Location	Feedstock	Capacity (mmgy)(1)
Keystone BioFuels, Inc.	Shiremanstown, PA	Soybean Oil	*
United Biofuels, Inc.	York, PA	Soybean Oil	1.5
United Oil Company	Pittsburgh, PA	Multi Feedstock	2
Carolina Biofuels, LLC	Taylor	Soybean Oil	6
Midwest BioDiesel Producers, LLC	Alexandria, SD	Soybean Oil	7
Agri-Energy, Inc	Louisburg, TN	Soybean Oil	5
NuOil	Counce, TN	Soybean Oil	1.5
TN Bio Energy	Manchester, TN	Soybean Oil	1.5
Biodiesel Industries of Greater Dallas-Fort Worth	Denton, TX	Multi Feedstock	3
Brownfield Biodiesel, LLC	Ralls, TX	Cottonseed Oil	2
Central Texas Biofuels	Giddings, TX	Soybean Oil	1.5
Huish Detergents	Pasadena, TX	*	4
Johann Haltermann Ltd	Houston, TX	Soybean Oil	20
New Fuel Company	Dallas, TX	Multi Feedstock	.25
NMM, Ltd	Channelview, TX	Multi Feedstock	1
Organic Fuels, LLC	Galena Park, TX	Multi Feedstock	30
Pacific Biodiesel Texas	Carl’s Corner, TX	Multi Feedstock	2
SAFE Fuels, Inc.	Conroe, TX	Soybean Oil	12
Smithfield Bioenergy LLC	Cleburne, TX	Multi Feedstock	12
SMS Enirofuels	Poteet, TX	Soybean Oil	6
South Texas Blending	Laredo, TX	Tallow	5
Domestic Energy Partners	Spanish Fork, UT	Multi Feedstock	9
Cheasapeake Custom Chemical	Ridgeway, VA	Soybean Oil	5
Renroh Environmental Company	South Boston, VA	*	.08
Virginia Biodiesel Refinery	New Kent, VA	Soybean Oil	2
Imperium Seattle Biodiesel	Seattle, WA	Soybean Oil	5
Generation Bio, LLC	Kiel, WI	*	*
Renewable Alternatives	Manitowoc, WI	Soybean Oil	*
WRR Environmental Services	Eau Claire, WI	Multi Feedstock	*
Total Annual Production Capacity			582

*	Not provided

(1)	Annual Production Capacity only refers to the reported maximum production capability of the facility. It does not represent how many gallons of biodiesel were actually produced at each plant.

(2)	Includes the annual production capacity of plants which chose not to list their production.
     The majority of plants, and certainly the largest biodiesel producers utilize soybean oil. This ratio is likely to change over time as more producers design their plants with the capability to use multiple feedstocks. As was discussed before, this means that we compete with other biodiesel producers in the industry not just in the sale of our biodiesel, but also in the acquisition of our raw materials. Since most biodiesel is made from soybean oil, additional biodiesel production will likely increase the cost of soybeans. This will make it more expensive for us to produce our biodiesel. The increased cost will negatively impact our ability to make a profit.
     Many current plants are capable of using only vegetable oil for a feedstock. Our plant will be able to use multiple types of feedstock, allowing us to use whichever is cheaper at any given time to produce our biodiesel. The cost of the feedstock is the highest cost associated with biodiesel production. In addition, animal fat-based biodiesel also has some favorable advantages to soy-based biodiesel, such as better lubricity and lower nitrogen oxide (NOx) emissions. There may be a time when using feedstock other than soybean oil for our biodiesel production is more cost effective. The flexibility of our plant to use multiple feedstocks will be beneficial should this occur.
     Sources and Availability of Raw Materials
Supply
     The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 70% to 90% of the overall cost of producing biodiesel. As a result, increased prices for feedstock greatly impacts the biodiesel industry. Soybean oil is the most abundant feedstock available in the United States. The twenty-year average price for soybean oil is approximately 21¢ per pound. Currently, the price for soybean oil on the futures market is $0.29 per pound.
     It takes about 7.3 pounds of soybean oil to produce one gallon of biodiesel. Depending upon market conditions, we anticipate that our biodiesel plant will process approximately 160,000,000 pounds (21,800,000 gallons) of soybean oil per year and approximately 70,000,000 pounds (10 million gallons) of animal fats per year as the feedstock for its production process. Our equipment will, however, allow a variance from this ratio to compensate for changes in feedstock availability. We have entered into a management and operational services agreement with REG for the purpose of start-up management and operational services. These services will include REG procuring feedstock for our biodiesel plant. Additionally, the agreement requires REG to provide analysis and audit of feedstock suppliers, purchase feedstock meeting specifications and in adequate quantities to fill the production schedule of the facility, negotiate for discounts, and provide transportation, logistics, and scheduling of feedstock deliveries. We will pay REG a fee of 5.7 cents per gallon of biodiesel produced for all the services under this agreement. REG estimates a break down of this fee to be 1.5 cents per gallon for feedstock procurement services. The inability of REG to obtain adequate feedstock for our facility could have significant negative impacts on our ability to produce biodiesel and on our revenues.
Pretreatment Costs
     Crude soybean oil and all animal fats need to be pretreated before being processed into biodiesel. Pretreatment takes crude soybean oil and any animal fat or grease, removes the impurities and prepares the feedstock to go through the biodiesel process. Some feedstock needs more treatment than others. For example, virgin soybean oil can be easier and cheaper to pretreat than turkey fat, and turkey fat can be easier and cheaper to pretreat than beef tallow. The cost of the process is driven by the structure of the feedstock and the impurities in the feedstock.
     For soybean oil, the pretreatment process results in refined and bleached (RB) oil. The price differential between RB oil and crude soy oil is ordinarily $0.05 per pound. Our processing plant will have pretreatment capabilities allowing us to utilize crude vegetable oil and many types of fat or grease as feedstock in our facility. This added flexibility allows us to choose the feedstock that will produce biodiesel in the most cost effective manner possible.
     Dependence on One or a Few Major Customers
     We have entered into a marketing contract with REG in which REG will market all biodiesel, glycerin and fatty acids produced at the facility. Therefore, we are highly dependent on REG for the successful marketing of our products. REG will provide market analysis of biodiesel supply and demand; market access to distribution channels developed by REG; analysis and audit of biodiesel customers, including creditworthiness; provide marketing specialists and sales representatives to attain and establish sales opportunities and relationships for the facility’s products; transportation and logistics for biodiesel shipments; and invoicing and accounts receivable management. Any loss of REG as our marketer for our products or any inability of REG to successfully market our products could have a significant negative impact on our revenues. Although we expect that we would be able to secure alternative marketers if necessary, we have no agreements with alternative marketers at this time.
     Patents, trademarks, licenses
     We anticipate registering a trademark on the Iowa Renewable Energy logo. Additionally, as part of our design build-agreement REG agreed to provide us a perpetual and irrevocable license to use any and all of its technology and proprietary property related to or incorporated into the plant in connection with our operation, maintenance and repair of the plant.
     Governmental approval and regulations
Federal Biodiesel Supports
     We expect the demand for biodiesel in the United States to grow significantly over the next ten years due to the demand for cleaner air, an emphasis on energy security and the Renewable Fuels Standard and other government support of renewable fuels. The Energy Policy Act of 2005 and Jobs Bill, have established the groundwork for biodiesel market development.
Renewable Fuels Standard
     The Energy Policy Act of 2005 creates the Renewable Fuels Standard (RFS), which mandates that 7.5 billion gallons of renewable fuels be used annually by 2012. The standard starts at 4 billion gallons in 2006 and increases to 7.5 billion gallons in 2012. On September 7, 2006, the EPA promulgated a proposed final rule that would fully implement the RFS. The proposed final rule would implement the requirement that starting in 2006, 4 billion gallons of renewable fuel be used in the United States, increasing to 7.5 billion gallons by 2012. Further, the proposed final rule creates a credit trading system, by which, fuel blenders who are subject to the RFS but do not blend sufficient quantities of renewable fuels to meet the RFS, can purchase credits from parties who blend more renewable fuels than they are required. This system is meant to allow the industry as a whole to meet the RFS amount in the most cost effective manner possible.
     In 2006, the RFS required the use of 4 billion gallons of renewable fuels. It is estimated that the ethanol industry alone produced nearly 5 billion gallons of ethanol in 2006. The National Biodiesel Board estimates that in 2006 approximately 200 to 250 million gallons of biodiesel were produced in the United States. Since the production of biofuels in 2006 exceeded this 4 billion gallon requirement, the RFS will likely not increase demand for renewable fuels significantly, if at all. Further, since the renewable fuels industry is expanding rapidly, in both biodiesel and ethanol, there is no assurance that additional production of renewable fuels will not continually outstrip any additional demand for biodiesel that might be created by the RFS. If the RFS does not significantly increase demand compared to increases in supply, the RFS will likely not lead to an increase in the price at which we sell our biodiesel.
Biodiesel Tax Credit
     The American Jobs Creation Act of 2004 created the Volumetric Ethanol Excise Tax Credit (VEETC) for biodiesel of $1.00 per gallon for agri-biodiesel. Agri-biodiesel is fuel made solely from virgin crude vegetable oils and animal fats. This includes esters derived from crude vegetable oils, such as oils from corn, soybeans, sunflower seeds, cottonseeds, canola, crambo, rapeseeds, safflowers, flaxseeds, rice bran, and mustard seeds. The VEETC also provided for a tax credit of $0.50 per gallon for biodiesel made from non-virgin vegetable oil and animal fat sources. VEETC may be claimed in both taxable and nontaxable markets, including exempt fleet fuel programs and off-road diesel markets. The projected effect of VEETC will be to streamline the use of biodiesel and encourage petroleum blenders to blend biodiesel as far upstream as possible. VEETC also streamlines the tax refund system for below-the-rack blenders to allow a tax refund of the biodiesel tax credit on each gallon of biodiesel blended with diesel (dyed or undyed) to be paid within 20 days of blending. Below-the-rack blenders are blenders who market fuel that is for ground transportation engines and is not in the bulk transfer system. VEETC was originally set to expire in 2006, but was extended through December 31, 2008 by the Energy Policy Act of 2005.
State Legislation
     Several states, including Iowa, are currently researching and considering legislation to increase the amount of biodiesel used and produced in their states. However, Minnesota is the first and only state to mandate biodiesel use. The legislation, which became effective in September 2005, requires that all diesel fuel sold in the state contain 2% biodiesel. In August, Iowa passed legislation that creates an aggressive renewable fuels standard that requires 10% of the fuel used in Iowa to be from renewable sources by 2009 and increasing the renewable fuel standard to 25% by 2019. While this does not require biodiesel use, it should significantly increase renewable fuels use in Iowa. The Iowa legislation includes tax credits to help retailers meet this requirement. In May 2006, Iowa passed legislation that provided for an incentive of three cents per gallon of biodiesel produced for retailers who sell at least 50% biodiesel blends. This is also expected to increase biodiesel production.
     Other states have enacted legislation to encourage (but not require) biodiesel production and use. Several states provide tax incentives and grants for biodiesel-related studies and biodiesel production, blending, and use. In addition, several governors have issued executive orders directing state agencies to use biodiesel blends to fuel their fleets.
Future Legislation
     Environmental regulations that may affect our company change frequently. It is possible that the government could adopt more stringent federal or state environmental rules or regulations, which could increase our operating costs and expenses. The government could also adopt federal or state environmental rules or regulations that may have an adverse effect on the use of biodiesel. Furthermore, the Occupational Safety and Health Administration (OSHA) will govern our plant operations. OSHA regulations may change such that the costs of the operation of the plant may increase. Any of these regulatory factors may result in higher costs or other materially adverse conditions effecting our operations, cash flows and financial performance. These adverse effects could decrease or eliminate the value of our units.
     Research and Development
     We do not conduct any research and development activities associated with the development of new technologies for use in producing biodiesel.
     Costs and Effects of Compliance with Environmental Laws
     We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct and operate the plant. We have obtained, or are in the process of obtaining, all of the necessary permits to begin plant operations including air emissions permits, a NPDES Permit, storm water discharge permits, and boiler permits. We have obtained all of the permits required to construct the plant. As of January 15, 2007 we have not yet incurred any expenses in complying with environmental laws, including the cost of obtaining permits. Any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.
     We will be subject to oversight activities by the EPA. We are in the process of obtaining an ID number from the EPA for any hazardous waste that may result from our production of biodiesel. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa’s environmental administrators. Iowa or EPA rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant. Such claims may result in an adverse result in court if we are deemed to engage in a nuisance that substantially impairs the fair use and enjoyment of real estate.
     Employees
     Currently we have not hired any employees. We expect to have 30 employees that will work in the plant once the pretreatment area is complete. Twenty-eight of these employees will be hired by us and two will be hired by REG. We expect to have the majority of employees needed to operate the plant hired and trained before operations begin.
Available Information
     The public may read and copy materials we file with the Securities and Exchange Commission at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C., 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Reports we file electronically with the SEC may be obtained at http://www.sec.gov. The public may also access the reports that we file with the SEC through our website at http://www.iowarenewableenergy.com.
ITEM 1A. RISK FACTORS
You should carefully read and consider the risks and uncertainties below and the other information contained in this report. The risks and uncertainties described below are not the only ones we may face. The following risks, together with additional risks and uncertainties not currently known to us or that we currently deem immaterial could impair our financial condition and results of operation.
Risks Related to Iowa Renewable Energy as a Development-Stage Company
     We have no operating history, which could result in errors in management and operations causing a reduction in the value of our units. We are a recently formed company and have no history of operations. We may not be able to manage start-up effectively and properly staff operations, and any failure to manage our start-up effectively could delay the commencement of plant operations. Such a delay is likely to further hinder our ability to generate revenue and satisfy our debt obligations and could make governmental grants unavailable to us. We anticipate our company will experience substantial growth during the construction and start-up of operations of the plant and the hiring of employees. This period of growth and the start-up of the plant is likely to be a significant challenge for us. If we fail to manage start-up effectively, the value of our units could decrease.
     We have a history of losses and may not ever operate profitably. From our inception on April 14, 2005 through September 30, 2006, we incurred an accumulated net loss of $833,894. We will continue to incur significant losses until we successfully complete construction and commence operations of the plant. There is no assurance that we will be successful in our efforts to build and operate the biodiesel plant. Even if we successfully meet all of these objectives and begin operations at the biodiesel plant, there is no assurance that we will be able to operate profitably.
     Our units may decline in value due to decisions made by our initial board of directors and until the plant is built, our members’ only recourse to replace these directors will be through amendment to our operating agreement. Our operating agreement provides that the board of directors will serve until the first annual or special meeting of the members following the date our biodiesel plant begins substantial operations. If our project suffers delays due to financing or construction, our board of directors could serve for an extended period of time. In that event, our members’ only recourse to replace these directors would be through an amendment to our operating agreement which could be difficult to accomplish.
     Our business is not diversified. Our success depends largely upon our ability to profitably operate our biodiesel plant. We do not have any other lines of business or other sources of revenue if we are unable to operate our biodiesel plant and manufacture biodiesel and glycerin. We have no other line of business to fall back on if the biodiesel business declines or if our biodiesel plant cannot operate at full capacity for any extended period of time.
     Our financial performance will depend significantly on soybean oil prices, and generally we cannot pass on increases in input prices to our customers. Our biodiesel production requires substantial amounts of soybean oil. Soybeans, which are used to produce soybean oil, as with most other crops, are affected by weather, disease and other environmental conditions. The price of soybeans and consequently soybean oil, is also influenced by general economic, market and government factors. These factors include weather conditions, farmer planting decisions, domestic and foreign government farm programs and policies, global demand and supply and quality. Changes in the price of soybeans and soybean oils can significantly affect our business. Generally, higher soybean and soybean oil prices will produce lower profit margins and, therefore, represent unfavorable market conditions. This is especially true if market conditions do not allow us to pass along increased soybean oil costs to our customers. The price of soybeans has fluctuated significantly in the past and may fluctuate significantly in the future. If a period of high soybean prices were to be sustained for some time, our profitability may suffer because of the higher cost of operating our plant and may make biodiesel production uneconomical. We cannot offer any assurance that we will be able to offset any increase in the price of soybean oil by increasing the price of our products because the price which we receive for our biodiesel depends largely on the cost of petroleum-based diesel along with certain government incentives. If we cannot offset increases in the price of soybean oil, our financial performance may be materially and adversely affected.
     We have not hired any employees, and may not be able to hire employees capable of effectively operating the biodiesel plant, which may hinder our ability to operate profitably. Because we are a development-stage company, we have not hired any employees. Prior to completion of the plant construction and commencement of operations, we intend to hire approximately 28 full-time employees and REG will provide 2 full time employees. Following completion of the biodiesel plant, we expect 26 of our employees to be in biodiesel production operations and 2 of our employees to be in general management and administration. REG will provide our general manager and our operations manager. However, Iowa Renewable Energy or REG may not be successful in attracting or retaining employees to operate the plant and provide management and administrative services. If Iowa Renewable Energy or REG cannot find sufficient employees who are qualified locally, Iowa Renewable Energy and REG will have to attract others to relocate to Washington, Iowa. Iowa Renewable Energy and REG may not be successful in hiring employees to operate our biodiesel plant at a reasonable price. If Iowa Renewable Energy or REG are not able to hire and retain employees who can effectively operate the plant, our ability to profitably operate the plant will be adversely affected. This could reduce or eliminate the value of our units.
     We have no experience in the biodiesel industry, which increases the risk of our inability to build and operate the biodiesel plant. We are presently, and will likely continue to be for some time, dependent upon our founding members, some of whom are serving as our initial directors. Most of these individuals are experienced in business generally but have no experience in organizing and building a biodiesel plant or in governing and operating a public company. Most of our directors have no expertise in the biodiesel industry. In addition, certain directors on our board of directors are presently engaged in business and other activities that impose substantial demands on the time and attention of such directors. We anticipate that REG will hire a manager for the plant with experience in the biodiesel industry and in operating a production plant similar to the proposed plant. However, REG may not be successful in attracting or retaining such an individual because of the competitive market for such individuals. New plants are continually being constructed and there are a limited number of individuals with expertise in this area. In addition, REG may have difficulty in attracting other competent personnel to relocate to Iowa in the event that such personnel are not available locally. REG’s failure to attract and retain such individuals could limit or eliminate any profit that we might make and could result in our failure. If Iowa Renewable Energy fails, our members could lose all or substantially all of their equity interest.
     We will depend upon REG and its affiliates for expertise in the commencement of operations in the biodiesel industry and any loss of this relationship could cause us delay and added expense, placing us at a competitive disadvantage. Renewable Energy Group, Inc. (REG) of Ralston, Iowa, is a recently established entity formed through a combination of the biodiesel management services business of West Central Cooperative, InterWest, L.C. and the biodiesel plant construction business of Renewable Energy Group, LLC, also of Ralston, Iowa. West Central Cooperative was a farmer-owned cooperative that specializes in soy processing operations, including the manufacture and sale of biodiesel and procurement of feedstock. REG’s objective is to offer a comprehensive set of management, procurement, marketing and construction services to the biodiesel industry. REG has also announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants, and it already owns a biodiesel plant. This means that REG and its affiliates are competitors as well as management and construction service providers.
     We have entered into a design-build agreement with the REG to design, engineer and build the processing facility. In addition, we have entered into an agreement with REG for management, feedstock procurement and marketing services for our plant. Any loss of this relationship with REG or its affiliates, particularly during the construction and start-up period for the plant, may prevent us from commencing operations and result in the failure of our business. Significant costs and delays would likely result from the need to find other contractors and consultants. In addition, REG’s involvement in other projects could delay the commencement and start-up operations of our project. Unforeseen expenses and delays may be prohibitive and cause our project to fail. Such unforeseen expenses and delays may reduce our ability to generate revenue and may significantly damage our competitive position in the biodiesel industry such that our members could lose all or substantially all of their equity interest.
     We will be in competition with REG, our design-builder and manager, which could place us at a competitive disadvantage and cause a conflict of interest for our manager. We have entered into an agreement with REG to design, engineer and build the processing facility. In addition, we have contracted with REG for management, feedstock procurement and marketing services for our plant. We anticipate being highly dependent upon REG to procure our inputs and market our products. We expect that we will also be highly dependent upon REG’s experience and ability to train personnel in operating the plant. Further, if the completed plant does not operate to the level anticipated by us in our business plan, we will rely on REG to adequately address such deficiency. REG operates its own biodiesel production facility in Ralston, Iowa and anticipates increasing its biodiesel production through wholly-owned and third-party managed biodiesel plants in the future. This means that REG, our design-builder and manager, will be in competition with us in many aspects of our business, including feedstock procurement and biodiesel production and marketing. We will also have to compete with REG for employees. Also, because REG operates its own biodiesel production facility and will compete with us in many aspects of our business, REG may have a conflict of interest in managing our plant. Although we have entered into a management and operational services agreement with REG for management and marketing services, there is no assurance that REG performance of these services will not be compromised by its own biodiesel production operations.
     Agreements that have not yet been finalized may never be finalized or may significantly change in ways that could reduce the value of our units. We refer in this filing to documents or agreements that are not yet final or executed and to plans that have not been implemented. In some instances, such documents or agreements are not even in draft form. The definitive versions of these agreements, documents, plans or proposals may contain terms or conditions that vary significantly from the terms and conditions described herein. The agreements, documents, plans or proposals not in final form may not materialize or, if they do materialize, may not prove to be profitable.

Risks Related to Construction of the Biodiesel Plant
     We will depend on key suppliers, whose failure to perform could force us to abandon business, hinder our ability to operate profitably or decrease the value of our units. We will be highly dependent upon REG or its affiliates to design and build the plant. Should REG fail to perform in any manner significant to our operations, our project could fail and our members could lose some or all of their equity interest. Further, we are depending on REG’s assessment of the cost and feasibility of operating our plant. If REG’s assessment of the cost and feasibility of operating our plant are incorrect, we may encounter unforeseen costs or difficulties in the design, construction or operation of our plant which could affect our profitability or force us to abandon our business.
     We expect that we will also be highly dependent upon REG’s experience and ability to train personnel in operating the plant. Further, if the completed plant does not operate to the level anticipated by us in our business plan, we will rely on REG to adequately address such deficiency. REG may not be able to address such deficiency in an acceptable manner. Failure to do so could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units.
     We anticipate being highly dependent upon REG to procure our inputs and market our products. If REG does not perform its obligations pursuant to our management and operations services agreements we may be unable to specifically enforce our agreement which could negatively affect the value of our units. Our reliance on REG may place us at a competitive disadvantage. Our reliance on REG is of particular concern given that REG has announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants, and already owns one biodiesel plant. This means that REG and its affiliates are competitors for many aspects of our business including: feedstock procurement, biodiesel marketing, as well as management service providers and employees.
     We may need additional capital to construct the biodiesel plant, requiring additional capital from new equity investors which could result in a devaluation of our units. We anticipate that REG will complete the construction of the plant for the contract price, based on the plans and specifications in the design-build agreement. Based on this contract price, we have estimated our capital needs on a design for the plant that will involve a total project cost of $57,716,000 which includes plant construction, start-up expenses, working capital, and our construction period interest. We may encounter increased costs that will require more capital which could lead to the issuance of additional equity units which could reduce the value of our units. There may be design changes or cost overruns associated with the construction of the plant. Shortages of steel or other materials necessary for construction could affect the final cost and completion date of the project. In addition, increases in the price of steel, cement and other construction materials, as well as increases in the cost of labor, could affect the final cost of construction of the biodiesel plant. We budgeted $1,500,000 for our construction contingency to help offset higher construction costs, however, this may not be sufficient to offset increased costs. As of January 15, 2007 we had $879,500 left in funds budgeted for construction contingency. Due to the fact we originally budgeted $410,000 for the administrative building, if we enter into a change order to construct the administrative building for the now expected cost of $472,600 we will take this additional $62,600 out of our construction contingency. Advances and changes in technology may require changes to our current plans in order to remain competitive. Any significant increase in the estimated construction cost of the plant could delay our ability to generate revenues and reduce the value of our units. Our revenue stream may not be able to adequately support the increased cost and expense attributable to increased construction costs.
     Construction delays could result in devaluation of our units if our production and sale of biodiesel and glycerin are similarly delayed. We currently anticipate having our plant in operation by July 2007; however, construction projects often involve delays in obtaining permits, construction delays due to weather conditions, or other events that delay the construction schedule. In addition, changes in interest rates or the credit environment or changes in political administrations at the federal, state or local level that result in policy change towards biodiesel or this project, could cause construction and operation delays. If it takes longer to construct the plant than we anticipate, it would delay our ability to generate revenue and make it difficult for us to meet our debt service obligations. This could reduce the value of our units.

     Defects in plant construction could result in devaluation of our units if our plant does not produce biodiesel and its co-product, glycerin, as anticipated. There is no assurance that defects in materials and/or workmanship in the plant will not occur. Though the design-build agreement requires REG to correct all defects in material or workmanship for a period of one year after substantial completion of the plant, material defects may still occur. Such defects could delay the commencement of operations of the plant, or, if such defects are discovered after operations have commenced, could cause us to halt or discontinue the plant’s operation. Halting or discontinuing plant operations could delay our ability to generate revenues and reduce the value of our units.
     Any failure of the production technology supplied by REG for our plant could cause us to discontinue production. We will be highly dependant upon the technology supplied by REG for our biodiesel plant. Failure of the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units. Any assertion by a third party as to the rights to the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of our units.
     Changes in production technology could require us to commit resources to updating the biodiesel plant or could otherwise hinder our ability to compete in the biodiesel industry or to operate at a profit. We expect advances and changes in the technology of biodiesel production to occur. Such advances and changes may make our biodiesel production technology less desirable or obsolete. The plant is a single-purpose facility and has no use other than the production of biodiesel and associated products. Much of the cost of the plant is attributable to the cost of production technology which may be impractical or impossible to update. The value of our units could decline if changes in technology cause us to operate the plant at less than full capacity for an extended period of time or cause us to abandon our business. Further, more efficient technologies might be developed that we cannot implement that would allow our competitors to produce biodiesel in a more cost effective manner than us.
     Any delay or unanticipated cost in providing rail infrastructure to the plant could significantly impact our ability to operate the plant and reduce the value of our units. We expect rail service to be available at the proposed site from the Iowa, Chicago and Eastern Railroad. See “BUSINESS OF ISSUER- Distribution of Principal Products”. However, a rail spur will need to be built in order to access rail service from the proposed site. REG’s work on the rail installation was 40% complete as of December 31, 2006. We have no written agreement with the Iowa, Chicago and Eastern Railroad for the provision of rail service. Increased costs for rail access or a delay in obtaining rail access could significantly impact our ability to operate the plant since we expect to ship most or all of our biodiesel by rail. As a result, the value of our units could decline.
     The plant site may have unknown environmental problems that could be expensive and time consuming to correct, which may delay or halt plant construction and delay our ability to generate revenue. We have selected a site near Washington, Iowa in Washington County. Given the historic agricultural use of this property under consideration, we do not believe that there is a material risk of environmental problems. However, we may encounter hazardous conditions at the site that may delay the construction of the plant. REG will not be responsible for any hazardous conditions encountered at the plant site. Upon encountering a hazardous condition, REG may suspend work in the affected area. If we receive notice of a hazardous condition, we may be required to correct the condition prior to continuing construction. The presence of a hazardous condition would likely delay construction of the plant and could require significant expenditure of our resources to correct the condition. In addition, REG would be entitled to an adjustment in price and time of performance if it were adversely affected by the hazardous condition. If we encounter any hazardous conditions during construction that require time or money to correct, such event could delay our ability to generate revenues and reduce the value of our units.
Risks Related to Biodiesel Production
     Declines in the prices of biodiesel and its co-products will have a significant negative impact on our financial performance and the value of our units. Our revenues will be greatly affected by the price at which we can sell our biodiesel and its co-products, primarily glycerin. These prices can be volatile as a result of a number of factors over which we have no control. These factors include the overall supply and demand for biodiesel, the price of diesel fuel, level of government support, and the availability and price of competing products. The total production of biodiesel continues to rapidly expand at this time. But, demand may not increase to meet the increase in supply. The increased production of biodiesel without corresponding increases in demand may lead to lower biodiesel prices. Any lowering of biodiesel prices may reduce our revenues, causing a reduction in the value of our units.
     In addition, increased biodiesel production will lead to increased supplies of co-products from the production of biodiesel, such as glycerin, which may lead to lower prices for our co-products. Glycerin prices in the United States and Europe have already declined over the last several years due to increased biodiesel production and the resulting saturation of the glycerin market. Increased supplies of co-products could outpace demand, which could lead to lower prices for our co-products. If the price of glycerin declines, our revenue from glycerin may be substantially compromised. Increased expenses and decreased sales prices for our products may result in less income, which would decrease our revenues and result in the loss of some or all of the value of our members’ equity interest.
     We are at a disadvantage in marketing our glycerin because our plant will not produce pharmaceutical grade glycerin, thereby decreasing the market for the glycerin we produce. The price of glycerin has decreased dramatically in the United States due to oversupply from biodiesel producers. A major use of glycerin is in the production of drugs. The glycerin our plant will produce however is not pharmaceutical grade glycerin. This will limit our ability to market the glycerin produced by our biodiesel plant. The glycerin we produce will have to be purified in order for it to be used in pharmaceutical applications. Since the market in which we can sell our glycerin is limited, we might not be able to sell all of the glycerin we produce or we may not be able to sell our glycerin at a favorable price. If we cannot sell all of the glycerin we produce or cannot sell it at a favorable price, our ability to operate our biodiesel plant profitably might be adversely affected and our members may lose some or all of their equity interest.
     Competition from other sources of fuel may adversely affect our ability to market our biodiesel. Although the price of diesel fuel has increased over the last several years and continues to rise, diesel fuel prices per gallon remain at levels below or equal to the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed which could displace biodiesel as an environmentally-friendly alternative fuel. If diesel prices decline or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in the loss of some or all of our members’ investments.
     Our business is sensitive to feedstock prices and the availability of adequate supplies of feedstock. Changes in the prices and availability of our feedstock may hinder our ability to generate revenue and reduce the value of our units. Our results of operations and financial condition will be significantly affected by the cost and supply of feedstock. Changes in the price and supply of feedstock are subject to and determined by market forces over which we have no control. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. As a result, increased feedstock prices may result in decreased revenues. If we experience a sustained period of high feedstock prices, such pricing may reduce our ability to generate revenues and our profit margins may significantly decrease or be eliminated and our members may lose some or all of their equity interest.
     We may engage in hedging transactions which involve risks that can harm our business. Once the plant is operational, we will be exposed to market risk from changes in commodity prices. Exposure to commodity price risk results from our dependence on soybean oil in the biodiesel production process. We may seek to minimize the risks from fluctuations in the prices of soybean oil through the use of hedging instruments. We anticipate entering into an agreement with FC Stone LLC for hedging services, but no definitive agreement has been entered into at this time and we may not do so. Hedging means protecting the price at which we buy feedstock and the price at which we will sell our products in the future. The effectiveness of our hedging strategies is dependent upon the cost of soybean oil and our ability to sell sufficient amounts of our products to use all of the soybean oil for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high soybean oil prices. Alternatively, we may choose not to engage in hedging transactions. As a result, our operations and financial conditions may also be adversely affected during periods in which soybean oil prices increase.
     Hedging activities themselves can result in costs because price movements in soybean oil contracts are highly volatile and are influenced by many factors that are beyond our control. There are several variables that could affect the extent to which such derivative instruments as soybean oil contracts are impacted by price fluctuations in the cost of soybean oil. However, it is likely that commodity cash prices will have the greatest impact on the derivatives instruments with delivery dates nearest the current cash price. We may incur such costs and they may be significant.
     Our reliance upon third parties for feedstock supply may hinder our ability to profitably produce our biodiesel. In addition to being dependent upon the availability and price of feedstock supply, we will be dependent on relationships with third parties, including feedstock suppliers. We have entered into a management and operational services agreement with REG. REG anticipates acquiring our feedstock from third parties. Assuming that REG can establish feedstock relationships, suppliers may terminate those relationships, sell to other buyers, or enter into the biodiesel manufacturing business in competition with us. Suppliers may not perform their obligations as agreed, and we may be unable to specifically enforce our agreements. This could negatively affect our ability to create revenue and may reduce or eliminate the value of our members’ equity interest.
     Asian soybean rust and other plant diseases may decrease our ability to obtain a sufficient feedstock supply. Our feedstock supply is highly dependant upon the availability and price of soybeans. Asian soybean rust is a plant fungus that attacks certain plants including soybean plants. Asian soybean rust is abundant in certain areas of South America, and is also present in the United States. Left untreated, it can reduce soybean harvests by as much as 80%. Although it can be controlled with chemicals, the treatment increases production costs for farmers by approximately 20%. Increases in production costs and reduced soybean supplies could cause the price of soybeans to rise and increase the cost of soybean oil as a feedstock for our plant. Such increase in cost would increase the cost of producing our biodiesel and decrease our revenue from operations.
     We will be dependent on others for sales of our products, which may place us at a competitive disadvantage and reduce profitability. We do not intend to have a sales force of our own to market our biodiesel and glycerin. We have entered into an agreement with REG to market our biodiesel and our glycerin. If REG breaches the contract or does not have the ability, for financial or other reasons, to market all of the biodiesel we produce, we will not have any readily available means to sell our biodiesel. Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our biodiesel and glycerin products may result in less income from sales, reducing our revenue, which could lower the value of our members’ investments.
     If we are forced to temporarily cease operating our biodiesel plant for any reason, we might not be able to meet our current liabilities or our profits may be reduced. If we are forced to temporarily cease operations at our biodiesel plant, either because we cannot sell the biodiesel we are producing, because of defects in our equipment at the plant, due to violations of environmental law, or any other reason, our ability to produce revenue would be aversely affected. We do not have any other source of revenues than production of biodiesel and glycerin at our biodiesel plant. If our plant were to cease production, we would not generate any income and we might not be able to pay our debts as they become due, including payments required under our loan. If the plant ceases to operate for enough time, we might not be able to continue operating the plant and our members could lose some or all of their investments.
     Concerns about fuel quality may impact our ability to successfully market our biodiesel. Industry standards impose quality specifications for biodiesel fuel. Actual or perceived problems with quality control in the industry may lead to a lack of consumer confidence in the product and hinder our ability to successfully market our biodiesel. For example, in December 2005, a batch of biodiesel that failed to meet industry specifications in Minnesota resulted in a 10-day emergency variance from the state’s

2% biodiesel requirement in order to allow for time to fix the problem. Although industry representatives attributed the problem to start-up glitches in the state’s new biodiesel plants, similar quality control issues could result in a decrease in demand for our product, which could lower the value of our units.
     Cold weather may cause biodiesel to gel, which could have an adverse impact on our ability to successfully market our biodiesel. The pour point for a fuel is the temperature at which the flow of the fuel stops. A lower pour point means the fuel can be effectively utilized in colder weather. The pour point of 100% soy-based biodiesel is approximately 25ºF. The pour point for tallow-based biodiesel is approximately 60ºF. The pour point for No. 2 low sulfur diesel fuel is approximately -30ºF. When diesel is mixed with soy-based biodiesel to make a 2% biodiesel blend, the pour point is -25ºF. Therefore, we believe we will need to blend soy-based biodiesel with petroleum diesel in order to provide a biodiesel product that will have an acceptable pour point in cold weather. Generally, biodiesel that is used in blends of 2% to 20% is expected to provide an acceptable pour point for colder markets comparable to the No. 2 low sulfur diesel pour point. In colder temperatures, lower blends are recommended to avoid fuel system plugging. This may cause the demand for our biodiesel in northern markets to diminish during the colder months.
     The tendency of biodiesel to gel in colder weather may also result in long-term storage problems. At low temperatures, fuel may need to be stored in a heated building or heated storage tanks. This may cause a decrease in demand for our product in colder climates due to increased storage costs. This may result in decreased revenues for us which could lower the value of our units.
     Automobile manufacturers and other industry groups have expressed reservations regarding the use of biodiesel, which could negatively impact our ability to market our biodiesel. Because biodiesel is a relatively new product, the research of biodiesel use in automobiles and its effect on the environment is ongoing. Some industry groups and standards, including the World Wide Fuel Charter, have recommended that blends of no more than 5% biodiesel be used for automobile fuel, due to concerns about fuel quality, engine performance problems and possible detrimental effects of biodiesel on rubber components and other engine parts. Although some manufacturers have encouraged use of biodiesel fuel in their vehicles, cautionary pronouncements by others may impact our ability to market our product.
     The trucking industry opposed the imposition of the Minnesota 2% biodiesel requirement, citing concerns regarding fuel expense and lack of infrastructure necessary to implement the requirement. Such concerns may result in opposition to similar proposed legislation in other states in the future and may negatively impact our ability to market our biodiesel. The American Trucking Associations, however, altered its position on biodiesel in October 2005 by passing a resolution advocating the use of 5% biodiesel blends by the trucking industry.
     In addition, studies have shown that nitrogen oxide emissions from pure biodiesel are 10% higher than with petroleum-based biodiesel. Nitrogen oxide is the chief contributor to ozone or smog. New engine technology is available and is being implemented to eliminate this problem. The increased nitrogen oxide emissions may decrease the appeal of our product to environmental groups and agencies who have been historic supporters of the biodiesel industry, which may result in our inability to market our biodiesel and could lead to a decrease in the value of our units.
     Our ability to successfully operate is dependent on the availability of electricity at anticipated prices. Adequate electricity is critical to plant operations. Our site is served by Alliant Energy. We have not, however, entered into any definitive agreements to obtain electricity resources and we may have to pay more than we expect to access efficient energy resources. As a result, our ability to make a profit may decline.
     Our ability to successfully operate is dependent on the availability of water at anticipated prices. To produce biodiesel, we will need a significant supply of water. We anticipate water to the site will be supplied by the City of Washington. We have not, however, entered into any definitive agreements to obtain water resources and we may have to pay more than we expect to access efficient water resources. Water supply and water quality are important requirements to operate the biodiesel plant. If we are unable to obtain a sufficient supply of water to sustain the biodiesel plant in the future, our ability to make a profit may decline.
     Our ability to successfully operate is dependent upon the availability of natural gas at anticipated prices. We will require a significant supply of natural gas to produce biodiesel. We anticipate that natural gas will be supplied to our site by Alliant Energy. However, we have not yet negotiated, reviewed or executed any agreement with a natural gas company to provide natural gas to our site. The inability to obtain a reliable supply of the necessary natural gas may negatively effect our operations, cash flows and financial performance.
Risks Related to Biodiesel Industry
     New plants under construction or decreases in the demand for biodiesel and glycerin, our co-product, may result in excess production capacity which could decrease our revenues and adversely impact our financial condition. The biodiesel manufacturing industry is experiencing rapid growth. In 2005, approximately 75 million gallons of biodiesel were produced in the United States. The National Biodiesel Board estimates that in 2006 approximately 200 to 250 million gallons of biodiesel were produced in the United States. However, many biodiesel plants do not operate at full capacity and the National Biodiesel Board estimates the current dedicated biodiesel production capacity of these plants is approximately 582 million gallons per year. Further, reported plant construction and expansion, if realized, are expected to result in another 1.4 billion gallons of annual biodiesel production capacity, for total annual production capacity of almost 2 billion gallons. Biodiesel supply may outpace biodiesel demand which could lead to decreased biodiesel prices. This could affect our ability to operate our plant profitably and could result in a decrease in the value of our units.
     Excess capacity in the biodiesel industry may also lead to increased competition for inputs. Biodiesel production at our plant will require significant amounts of soybean oil and other inputs. We do not have any long-term commitments to acquire soybean oil and other inputs for biodiesel production at our plant. If overproduction of biodiesel occurs, we will face increased competition for inputs which means we may be either unable to acquire the inputs that we need or unable to acquire them at prices that allow us to operate our plant profitably. Any increases in the cost of producing our biodiesel or decline in the price at which we can sell our biodiesel could decrease our net income and could negatively impact our ability to operate our plant profitably. This could result in a decrease in the value of our units.
     Excess production of glycerin, a co-product of the biodiesel production process, may cause the price of glycerin to decline, thereby adversely affecting our revenues. In February 2005, the price of crude glycerin produced in the United States was approximately $0.41 per pound and by March 2006 the price of crude glycerin had declined to $0.06 per pound, due primarily to the oversupply of glycerin by biodiesel production facilities. Any further excess glycerin production capacity may limit our ability to market our glycern co-product and will negatively impact our future revenues and could reduce the value of our units.
     We face substantially different risks in the biodiesel industry than do ethanol manufacturers. The ethanol industry enjoys over 5 billion gallons of annual domestic demand and a vast existing production, marketing, and transportation network. Conversely, the National Biodiesel Board estimates that in 2006 approximately 200 to 250 million gallons of biodiesel were produced in the United States. The entire diesel fuel market constitutes of only about one-third of the gasoline market as a whole. Fifty-six percent of the diesel market is the trucking industry. Acceptance of biodiesel by consumers has been slow, and the biodiesel industry has faced opposition from the trucking industry and others in regard to legislative mandates for its use. Further the retail market for biodiesel is not sufficiently developed which could lead to decreased demand for biodiesel. This could impact our ability to make a profit.

     The biodiesel manufacturing industry is a feedstock limited industry. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demands of the industry, which could threaten the viability of our plant. The number of biodiesel manufacturing plants either in production or in the planning or construction phase continues to increase at a rapid pace. As more plants are developed and go into production there may not be an adequate supply of feedstock to supply the demand of the biodiesel industry. Consequently, the price of feedstock may rise to the point where it threatens the viability of our project. Furthermore, REG has announced its intention to increase biodiesel production through wholly-owned and third-party managed biodiesel plants, and it currently owns a biodiesel plant. This means that REG and its affiliates are competitors for a limited supply of feedstock as well as management and construction service providers.
     The biodiesel industry is becoming increasingly competitive and we compete with larger, better financed entities which could impact our ability to operate profitably. Commodity groups in the Midwest and the enactment of favorable federal and state legislation have encouraged the construction of biodiesel plants, and there are numerous other entities considering the construction of biodiesel plants. Nationally, the biodiesel industry may become more competitive given the substantial construction and expansion that is occurring in the industry. According to the National Biodiesel Board, as of November 2006, there were 87 active plants with 13 planning to expand their operations. There were also 65 companies planning to construct new biodiesel plants in the United States.
     Currently, there are 8 active biodiesel plants in Iowa. Additionally, according to the Iowa Renewable Fuels Association, there were at least 5 companies, other than us, who were constructing biodiesel plants in Iowa. We will compete with these other plants both in the sale of our biodiesel as well as in the procurement of raw materials. Some of our competitors will have greater resources than us. If we cannot compete favorably with these other biodiesel producers in both the sale of our biodiesel and the procurement of feedstock for our plant, the value of our units may be adversely affected.
     Competition from other lubricity additives for ultra low sulfur diesel may be a less expensive alternative to our biodiesel, which would cause us to lose market share and reduce the value of our units. The Environmental Protection Agency (EPA) has issued regulations to reduce the amount of sulfur in diesel fuel in order to improve air quality. These regulations affect all diesel fuel that will be made available for retail sale beginning in October 2006. The removal of sulfur from diesel fuel also reduces its lubricity which must be corrected with fuel additives, such as biodiesel which has inherent lubricating properties. Our biodiesel plant is expected to compete with producers of other diesel additives made from raw materials other than soybeans having similar lubricity values as biodiesel, such as petroleum-based lubricity additives. Many major oil companies produce these petroleum-based lubricity additives and strongly favor their use because they achieve the desired effect in lower concentrations than biodiesel. In addition, much of the distribution infrastructure is in place for petroleum-based additives. As a result, petroleum-based additives may be more cost effective than biodiesel. This could result is less demand for biodiesel as a lubricity additive. This could negatively affect our ability to sell our biodiesel profitably and could lead to a loss of some or all of our members’ equity interest.

     As the production of biodiesel fuel increases there may not be an adequate supply of railroad cars or trucks to distribute the biodiesel fuel produced by our plant. As more of the biodiesel production plants under construction and in the planning phase begin production, there exists an increasingly large supply of biodiesel fuel to be distributed and there may not be an adequate supply of rail cars or trucks to distribute the fuel which is produced. This problem has affected the agriculture industry for years and there are already reports of railcar shortages becoming a problem for the biodiesel industry.
Risks Related to Regulation and Governmental Action
     Loss of favorable tax benefits for biodiesel production could hinder our ability to operate at a profit and reduce the value of our units. Although the biodiesel industry has grown with few state or federal incentives, the incentives that do exist could be repealed at any time. On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004, which created biodiesel tax credits. Although the biodiesel mixture credit and the biodiesel fuels credit were extended by the Energy Policy Act of 2005, they are now set to expire on December 31, 2008. These tax incentives for the biodiesel industry may not continue, or, if they continue, the incentives may not be at the same level. The elimination or reduction of tax incentives to the biodiesel industry could reduce the market for biodiesel, which could reduce prices and revenues by making it more costly or difficult to produce and sell biodiesel. This could result in the failure of our business and the potential loss of some or all of our members’ equity interest.
     A change in environmental regulations or violations thereof could result in the devaluation of our units. We are subject to extensive air, water and other environmental regulations and will need to obtain a number of environmental permits to construct and operate the plant. We have obtained all of the permits required to construct the plant and have obtained or are in the process of obtaining all the permits required to operate the plant. In addition, biodiesel producers are required to satisfy the fuel quality standards of the Environmental Protection Agency. We have not applied for any of the fuel quality standard permits, but we anticipate we will do so before start-up of the plant. We do not anticipate a problem receiving all required environmental permits. However, if for any reason we are unable to obtain any of these permits, construction costs for the plant may increase or we may not be able to finish constructing the plant. Additionally, environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we have the proper permits at the proper time, we may be required to spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce our profitability and result in the loss of some or all of our members’ equity interest.
     Additional reporting requirements imposed by the Securities Exchange Act of 1934 could hinder our ability to operate at a profit and reduce the value of our units. When our fiscal year ended September 30, 2006, we had more than 500 members and assets exceeding $10 million; as a result, we are required to file this registration statement on Form 10-SB to register our securities with the Securities and Exchange Commission. This registration statement will be effective 60 days after filing and from then on we will have to comply with the additional regulation and reporting requirements of the Securities Exchange Act of 1934. We will be subject to periodic and current reporting, proxy solicitation and annual report requirements. Preparation of these reports will require devotion of time and resources, which could reduce our profitability and result in the loss of some or all of our members’ equity interest.
RISKS RELATED TO CONFLICTS OF INTEREST
     Our directors and officers have other business and management responsibilities which may cause conflicts of interest in the allocation of their time and services to our project. Since our project is currently managed by the board of directors rather than a professional management group, the devotion of the directors’ time to the project is critical. We anticipate that our executive officers will dedicate approximately 15 hours per week to our project. We anticipate that our directors will dedicate between four hours and 20 hours per week to our project depending upon which committees they serve. However, our directors and officers have other management responsibilities and business interests apart from our project that may impose substantial demands on the time and attention of such directors. See

“DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS — Business Experience of Directors and Officers” for a summary of our directors’ and officers’ business activities. Therefore, our directors and officers may experience conflicts in allocating their time and services between us and their other business responsibilities.
     Our directors may have relationships with individuals, companies or organizations with which we will do business which may result in conflicts of interest. There may be business relationships between our directors and other individuals, companies or organizations with which we expect to do business that may pose potential conflicts of interest with us. For example, we have entered into consulting agreements with The Biodiesel Group. Five of our directors are also directors on the board of The Biodiesel Group. In addition, Tom Schroeder, one of our directors, is employed as a commercial fleet sales manager for REG, our design-builder and marketer. These relationships may result in conflicts of interest with respect to transactions between us and the other individuals, companies or organizations if our directors put their interests in other companies or own personal relationships ahead of what is best for our company.
     We may have conflicts of interest with REG, which may cause difficulty in enforcing claims against REG. We expect that one or more employees or associates of REG will advise our directors. We anticipate REG to continue to be involved in substantially all material aspects of our operations. We have entered into an agreement with REG under which REG will acquire feedstock and the basic chemicals necessary for our operation, and to perform the sales and marketing functions for our plant. It is possible that REG may purchase our units. There is no assurance that our arrangements with REG are as favorable to us as they could have been if obtained from unaffiliated third parties. In addition, because of the extensive roles that REG will have in the construction and operation of the plant, it may be difficult or impossible for us to enforce claims that we may have against REG. Such conflicts of interest may reduce our profitability and the value of our units and could result in reduced distributions to investors.
     REG and its affiliates may also have conflicts of interest because employees or agents of REG are involved as owners, creditors and in other capacities with other biodiesel plants in the United States. We cannot require REG to devote its full time or attention to our activities. As a result, REG may have conflicts of interest in allocating personnel, materials and other resources to our biodiesel plant.
Risks Related to Tax Issues in a Limited Liability Company
     We expect to be taxed as a partnership, however, if we are taxed as a corporation we would be subject to corporate level taxes which would decrease our net income and decrease the amount of cash available to distribute to our members. We expect that our company will be taxed as a partnership. This means that our company will not pay any corporate level taxes. Instead, the members will be allocated any income generated by our company based on the member’s ownership interest, and would pay taxes on the member’s share of our income. If we are not taxed as a partnership, our company would be liable for corporate level taxes which would decrease our net income which may decrease the cash we have to distribute to our members.
     Members may be allocated a share of our taxable income that exceeds any cash distributions received, therefore members may have to pay this tax liability using their personal funds. We expect to be taxed as a partnership. This means members will be allocated a percentage of our taxable income based on their ownership interest in our company. Members may have tax liability based on their allocation of this income. We may make distributions that are less than the amount of tax members owe based on their allocated percentage of our taxable income. If this is the case, members would have to satisfy this tax liability using their personal funds.
     If we are audited by the IRS resulting in adjustments to our tax returns, this could cause the IRS to audit members’ tax returns, which could lead to additional tax liability for our members. The IRS could audit our tax returns and could disagree with tax decisions we have made on our returns. This could lead to the IRS requiring us to reallocate items of income, gain, losses, deductions, or credits that could change the amount of our income that is allocated to members. This could require adjustments to members’ tax returns and could lead to audits of members’ tax returns by the IRS. If adjustments are required to members’ tax returns, this could lead to additional tax liabilities for members as well as penalties and interest being charged to members.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s Plan of Operation for the Next 12 Months
     Overview
     Iowa Renewable Energy is a developmental-stage Iowa limited liability company formed on April 14, 2005 to develop, construct and operate a 30 million gallon biodiesel plant and engage in the production of biodiesel and crude glycerin in Washington, Iowa. We anticipate the production and pretreatment facilities to be substantially complete in June 2007. We will not generate revenue until our plant is operational. We will spend the next several months completing construction of the production facilities, testing the production facilities, commencing start-up operations of our production facilities, completing construction of our pretreatment facilities and commencing start-up operations of our pretreatment facilities. We anticipate we will begin producing biodiesel during July 2007. We will also spend the next several weeks finalizing our agreements with the railroad and utilities providers.
     The total cost of our project is estimated to be $57,716,000. We are financing our project with a combination of equity and debt capital. We raised equity in an intrastate offering registered with the Iowa Securities Bureau, in which we sold 19,371 units and received offering proceeds of $19,371,000, which supplemented our seed capital equity of $2,680,000. To complete project financing, we entered into a $29,715,000 term loan and a $5,000,000 revolving line of credit with Bankfirst. We received $550,000 when 11 of our directors exercised an option to purchase 100 units each for $500 per unit. We additionally entered into a $400,000 loan agreement with the Iowa Department of Economic Development, $100,000 of which is a forgivable loan. Based upon our current total project cost estimate, we expect our equity and debt capital sources to be sufficient to complete plant construction and begin start-up operations.
     We have engaged marketers to market our biodiesel, glycerin, and fatty acids to customers. We have not hired any employees at this time. We anticipate having approximately 30 full time positions at the Iowa Renewable Energy Plant in the future. Twenty-eight of these positions will be Iowa Renewable Energy employees and two will be REG employees.
     Plan of Operations
     We expect to spend the next 12 months (1) completing construction of the plant; (2) preparing for and commencing start-up operations; and (3) engaging in the production of biodiesel and crude glycerin at our plant.
     Plant Construction Activity
     As of January 15, 2007, our plant was approximately 67% complete, all major equipment had been delivered to the site, and a majority of the equipment had been installed. The following chart lists the status of various projects related to construction of our plant:

Project:	Status:

Dirt and Site Work	Dirt work commenced on June 13, 2006 and was 94% complete on December 31, 2006. Additional landscaping is still required which is expected to be complete by August 1, 2007.

Process Building	The process building was 75% complete on December 31, 2006. Eighty-seven percent of the concrete and equipment for the process building has been installed. We anticipate equipment verification will begin on June 15, 2007 and hot testing production beginning on July 1, 2007.

Project:	Status:

Storage Tanks	As of December 31, 2006 the storage tank farm was approximately 25% complete. The rail tank car loading and unloading area was 55% complete. We anticipate it will be complete by April 2007.

Administration Office	The administration office is nearing completion, with interior and exterior finishes left to be installed. We anticipate our staff will begin occupancy of the building as of May 2007.

Truck Loading and Scale	The truck loading, unloading and scaling area construction has not started. We anticipate this work will begin in January 2007.

Utilities — Electrical and Natural Gas	The electrical wiring and control systems were approximately 68% complete as of December 31, 2006. We anticipate entering into an agreement with Alliant Energy to supply our electricity and natural gas needs.

Utilities — Water	It is anticipated that the plant will require 100 gallons of water per minute. We anticipate that water will be provided by the City of Washington. We are currently negotiating with the City of Washington for rates and services but do not yet know what price we will pay for water. A wastewater decanter system will be required.

Railroad Siding	Rail construction began in November 2006 and was approximately 40% complete on December 31, 2006. We expect we will enter into a contract with the Iowa, Chicago & Eastern Railroad regarding the use, operation, and maintenance of our track.
     We anticipate our production facilities to be substantially complete in June 2007 and that we will begin processing biodiesel during July 2007. We anticipate our pretreatment facilities will be substantially complete in June 2007 and that we will make final payments on the design-build contract in August 2007. However, we may experience construction delays caused by a variety of factors, including factors outside of our control, such as weather-related delays. If completion of plant construction is delayed, our ability to begin plant operations and generate revenues will also be delayed.
     Permitting
     REG has assisted us in obtaining our required permits. We have obtained all of the required air, water, construction and other permits necessary to construct the plant and have either obtained or are in the process of obtaining all the permits necessary operate the plant. The following chart lists the various permits for which we have applied:

Permit:	Status:
Spill, Prevention, Control and Countermeasures Plan	We will have in place a Spill, Prevention, Control and Countermeasures (SPCC) Plan within 45 days of start-up of the plant.

Biodiesel Process Permit	We have obtained this permit from the Iowa Department of Natural Resources.

VOC Emissions from Equipment Leaks Permit- Construction	We have obtained the construction permit.

VOC Emissions from Equipment Leaks Permit- Operation	We have 18 months following the start of production to draft a plan for the air operations permit and we have started that process.

Boiler Permit 1	We have obtained this permit from the Iowa Department of Natural Resources.

Boiler Permit 2	We have obtained this permit from the Iowa Department of Natural Resources.

NPDES Storm water General Permit — Operation	We have obtained this permit.

NPDES Storm water General Permit — Construction	We have obtained this permit.

Storm Water Pollution Prevention Plan	We have in place a Storm Water Pollution Prevention Plan for both Construction and Operation.

Permit:	Status:
NPDES Wastewater Discharge Permit	We are in the process of obtaining a wastewater discharge permit from the City of Washington for our non-contact water from the cooling tower, blow-down, boiler blow-down and reverse osmosis reject water. We have obtained a wastewater discharge permit from the City of Cedar Rapids for our highload process water. We are in the process of obtaining a wastewater discharge permit from the City of Washington for our non-highload process water.

Tier II Report	Because we were not operational in 2006, we were not required to file a Tier II Report for 2006. We will, however, be required to file a Tier II Report prior to March 1, 2008 for the year 2007. We have a process in place for filing this report.

Superfund Amendments and Reauthorization Act (SARA) Section 313 Form R	Because we were not operational in 2006, we are not required to file Form R for 2006. We will, however, be required to file Form R prior to July 1, 2008 for the year 2007. We have a process in place for filing this report.

Resource Conservation and Recovery Act (RCRA) Hazardous Materials ID Number	We must apply within 41 days of start-up and are in the process of obtaining an ID Number from the EPA for any hazardous waste that may result from our production of biodiesel, which we will then use to comply with all of the requirements imposed by RCRA.

Alternative Fuels Registration	This must be submitted to the EPA, along with product quality testing analysis, after start-up of our facility.

Above Ground Storage Tank	We are in the process of receiving approval from the Iowa State Fire Marshall’s office.
Utilities & Infrastructure
     Electricity. We will require a significant supply of electricity to operate our plant. We anticipate that Alliant Energy will supply us with our electricity needs, but we have not entered into any agreement with Alliant Energy.
     Water. We estimate that our plant will require approximately 100 gallons of water per minute. We anticipate that the City of Washington will supply us with water, but we have not entered into any such agreement. We anticipate our wastewater will be handled by the City of Washington and the City of Cedar Rapids.
     Natural Gas. We will require a significant supply of natural gas. We anticipate that Alliant Energy will supply us with natural gas, but we have not yet entered into any such agreement.
     Rail. The Iowa, Chicago & Eastern Railroad provides rail service near the site of our biodiesel plant. We are currently in the process of establishing rail service directly to our plant in order to ship biodiesel to our customers. As of December 31, 2006, rail construction was approximately 40% complete. We anticipate we will enter into an agreement with the Iowa, Chicago & Eastern Railroad for rail service, but we have not currently entered into any such agreement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
     Sources of Funds
     The total project cost for the plant is estimated to be approximately $57,716,000, assuming no unknown material changes are required. We have financed the construction of the plant with a combination of equity and debt capital. We initially raised equity from our seed capital investors and our offering registered with the State of Iowa. The following schedule sets forth our sources of funds from our offering proceeds and our debt financing proceeds:

			Percent of
Source of Funds			Total
Member Equity, Intrastate Offering ($1,000 per unit)	$19,371,000		33.56%
Member Equity, Director’s Exercised Options ($500 per unit)	$550,000		0.95%
Member Equity, Seed Capital ($500 per unit)	$2,680,000		4.65%
Debt Financing	$34,715,000		60.15%
Loan/Grant Funding (IDED)	$400,000		0.69%

Total Sources of Funds	$57,716,000	(1)	100.00%

(1)	This amount excludes no cash equity compensation recognized by our company in connection with the units paid to The Biodiesel Group as compensation under their consulting agreement with the company.
     As of September 30, 2006, we had the following consolidated assets: property, plant and equipment of $15,490,855, current assets of $473,505 and total assets of $26,311,397. As of September 30, 2006, we had total current liabilities of $4,169,869 and long-term debt of $360,000. Members’ equity was $21,781,528 as of September 30, 2006 and consisted of an accumulated deficit of $833,894 and members’ contributions, net of the cost of raising capital, of $22,615,422. We had no revenues from the date of inception (April 14, 2005) to September 30, 2006.
     Equity Financing
     We initially raised $2,680,000 in equity from our seed capital investors. We also conducted a registered offering of our membership units in the State of Iowa, pursuant to which we raised an additional $19,371,000 in equity. On October 30, 2006 we raised an additional $550,000 by issuing 1,100 of our units to directors that exercised a unit option agreement. We have therefore raised a total of $22,601,000 in equity.
     Debt Financing
     In October 2006, we closed on our $34,715,000 debt financing with Bankfirst. The financing with Bankfirst provides for a $29,715,000 term loan, with an interest rate during construction (the first 14 months following loan closing) of 0.75% over the Prime Rate as of the effective date reported in the Money Rates column of The Wall Street Journal. During the term (the remaining 60 months on the loan), we have two options for interest. We must select an option and notify Bankfirst of our choice within 15 days of the beginning of the term. The first option is a floating rate at 0.25% over the Prime Rate as of the effective date reported in the Money Rates column of The Wall Street Journal on the conversion date. The second option is a fixed rate at 3.00% over the five-year LIBOR/Swap Curve Rate on the conversion date. The LIBOR/Swap Curve Rate is published by Bloomberg Market Data L.P. and will be based on the number in the Interest Rates and Bonds column of The Wall Street Journal on the day following the initial funding date.
     The agreement requires that during the construction phase we make 14 consecutive monthly interest payments commencing on December 1, 2006 and continuing on the 1st day of each month thereafter to and including January 1, 2008. The amount of the interest installments shall be equal to the interest accrued on the unpaid principal balance of the loan measured from the first day of the construction phase. Term phase payments shall begin upon completion of the project, but in no event later than February 1, 2008 and on the 1st day of each moth thereafter, 59 monthly payments of principal and interest shall be due and payable through and including January 1, 2013. Payments will be calculated in an amount necessary to amortize the principal amount of this note plus interest thereon over a 10 year period. The remaining unpaid principal balance, together with all accrued but unpaid interest, shall be due and payable in full on January 1, 2013. Advances under the term loan are available until February 1, 2013. We have not yet taken advances under the term loan.
     The term loan imposes various covenants upon us which may restrict our operating flexibility. We are subject to several ratios in the term loan which may limit how we allocate our sources of funds.

The term loan imposes a negative covenant on distributions which may restrict our ability to distribute earnings to our members. The term loan also requires us to obtain Bankfirst’s permission prior to making any significant changes in our material contracts with third-party service providers.
     In addition, we have a $5,000,000 revolving credit with Bankfirst. This loan provides for the same interest options as under the term loan. Advances under the reducing revolving credit note are available through the life of the commitment. We have not yet taken any advances under the revolving term credit agreement. The commitment reduces by $900,000 semi-annually beginning July 1, 2012 and continuing through January 1, 2016, with a final reduction at the expiration of the commitment on July 1, 2016 at which time any outstanding balance shall be due and payable in full. The note requires interest payments based on unpaid principal. The interest options are the same as those under the term loan.
     We executed a mortgage in favor of Bankfirst creating a first lien on substantially all of our assets, including our real estate, plant, all personal property located on our property and all revenues and income arising from the land, plant or personal property for the loan and credit agreements discussed above. We have not yet borrowed any funds on our term loan or the revolving credit agreement.
     Government Programs and Grants
     We have entered into a loan with the Iowa Department of Economic Development for $400,000. This loan is part of the Iowa Department of Economic Development’s Value Added Program and $100,000 of the loan is forgivable. In addition, we anticipate entering into a loan with Iowa Department of Transportation that would be partially forgivable. We have not yet entered into any agreements with the Iowa Department of Transportation and we may not ever do so.
     Use of Proceeds
     We expect to have sufficient cash available from our lines of credit and operations to cover our costs over the next 12 months. We anticipate significant purchases of soy oil and other inputs necessary for biodiesel production in the next 12 months and will rely upon our cash reserves and senior and subordinated debt financing to finance our operations.
     We expect our costs over the next 12 months to include staffing, office, audit, legal, inventory, start-up and working capital. The following is an estimate of our costs and expenditures for the completion of our biodiesel production plant, including costs incurred to date. It is only an estimate and our actual expenses could be much higher due to a variety of factors.
Estimated Use of Offering and Debt Proceeds:

Use of Funds:	Amount Budgeted:
Plant Construction	$24,600,000
Soy Pretreatment Facility	$4,025,000
Animal Fat Pretreatment Facility	$5,980,000
Land & Site Costs	$1,505,000
Admin. Building/Laboratory & Office Equip.	$962,600
Construction Per. Bond/Ins./Contingency/Fees	$2,538,400
Railroad/Fire Protection/Rolling Stock/Sales Tax	$3,955,000
Start-Up Costs	$7,100,000
Working Capital Reserve for Hedging	$5,000,000
Interest Reserve	$1,571,062
Administrative Costs	$478,938
TOTAL	$57,716,000

     We anticipate a total project cost of approximately $57,716,000. We expect to pay REG approximately $39,445,500 under the terms of our design-build agreement for material and labor to construct the plant. This amount does not include the cost for constructing the administrative building. Based on an estimate from REG, we anticipate entering into a change order to construct the administrative building for an additional $472,600. We anticipate we will make our final payment under the design-build agreement to REG in August 2007.
Market Risk
     Our results of operations and financial condition will be significantly affected by the selling price for biodiesel and the co-products from biodiesel production. Price and supply are subject to and determined by market forces over which we have no control. Our revenues will be heavily dependent on the market price for biodiesel.
     The National Biodiesel Board estimates that there are currently 87 operating biodiesel plants with a total production capacity of 582 million gallons. They also report that there are 65 new plants under construction and 13 existing plants in the process of expanding their existing operations. The combined capacity of construction and expansion projects, if realized, would result in another 1.4 billion gallons per year of biodiesel production. This would result in a total annual production capacity of almost 2 billion gallons. However, many plants are not currently operating at full capacity. The National Biodiesel Board estimates that in 2006 only 200 to 250 million gallons of biodiesel were actually produced in the United States. Demand may not rise to meet the increase in supply, and increased production of biodiesel may lead to lower prices. Our company may generate less income as a result, which would decrease our revenues. Increased biodiesel production will likely also lead to increased supplies of co-products from the production of biodiesel, including glycerin. Glycerin prices in the United States and Europe have already declined over the last several years due to increased biodiesel production and saturation of the glycerin market. Those increased supplies could outpace demand, which would lead to lower prices for our co-products. There can be no assurance as to the price of biodiesel or any of its co-products in the future. Any downward changes in the price of biodiesel or its co-products may result in less income, which would decrease our revenues.
     Changes in the price of feedstock can significantly affect our business. We anticipate that the cost of feedstock will represent approximately 70-90% of our cost of production. In the past, the price of soybean oil has been volatile, fluctuating between sixteen cents and thirty-five cents per pound over the last three years. Increased biodiesel production may also lead to an increase in the price of feedstock. Rising feedstock prices may produce lower profit margins. Soybean prices may also be affected by other market sectors because soybeans are comprised of 80% protein meal used for feed and only 20% oil. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to our biodiesel customers. As a result, increased feedstock prices may result in decreased revenues.
     Due to fluctuations in the price and supply of feedstock, we intend to utilize forward contracting and hedging strategies to manage our commodity risk exposure and optimize finished product pricing and supply. We intend to do this to help guard against price and supply movements that often occur in the soybean oil markets. Hedging means protecting the price at which we buy feedstock and the price at which we will sell our products in the future. It is a way to attempt to reduce the risk caused by price fluctuations. The effectiveness of such hedging activities is dependent upon, among other things, the cost of feedstock and our ability to sell sufficient amounts of biodiesel and glycerin. Although we will attempt to link hedging activities to sales plans and pricing activities, such hedging activities can themselves result in costs because price movements in feedstock contracts are highly volatile and are influenced by many factors that are beyond our control. We may incur such costs and they may be significant. The market for soybean oil trades 18 months into the future. The animal grease market has no futures trade. However, there is a quoting system through the USDA that provides for price discovery for animal grease. There is not enough volume of biodiesel produced to currently justify a futures market. As such, there is no spot biodiesel price, making current price discovery limited.
Off-balance Sheet Arrangements
     We have no off-balance sheet arrangements.

ITEM 3. DESCRIPTION OF PROPERTY
     Our property consists primarily of the plant and the real estate upon which the plant sits in Washington, Iowa. The plant was approximately 67% complete on January 15, 2007. The plant is located on an approximately 28 acre site located near Washington, Iowa. The site is approximately thirty-five miles from Interstate 80 and thirty miles from the Mississippi River. We paid $420,000 for the site. The plant’s address is 1701 East 7th Street, Washington, Iowa. The site is adjacent to the main line of the Iowa Chicago & Eastern Railroad, which will serve the plant. The plant will consist of the following buildings:
•	Principal office building

•	Processing building

•	Pretreatment building

•	Storage tank farm
     The site will also contain improvements such as rail tracks and a rail spur, landscaping, drainage systems and paved access roads. We expect that the construction of the plant will be final by June 2007.
     All of our tangible and intangible property, real and personal, serves as the collateral for the debt financing with Bankfirst. Money borrowed under the Iowa Department of Economic Development loan is also secured by substantially all of the company’s assets, but is subordinate to the agreements with Bankfirst.
ITEM 4. SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     No person or entity, including our officers and directors, currently beneficially owns more than 5% of our membership units. The following table sets forth the units beneficially owned by our directors.

		Position with	Amount and Nature of
		Iowa Renewable	Beneficial	Percent of
Title of Class	Name and Address of Beneficial Owner(1)	Energy	Owner(2)	Class(3)

Membership Units	Michael J. Bohannan	Director & Chairman	200 units(4)	0.76%
Membership Units	Mark A. Cobb	Director & Vice-Chairman	300 units(5)	1.14%
Membership Units	J. William Pim	Director & Treasurer	100 units(6)	0.38%
Membership Units	Richard Gallagher	Director & Secretary	200 units	0.76%
Membership Units	Warren L. Bush	Director	290 units(7)	1.10%
Membership Units	William J. Horan	Director	240 units(8)	0.91%
Membership Units	Denny Mauser	Director	290 units(9)	1.10%
Membership Units	Tom Schroeder	Director	290 units(10)	1.10%
Membership Units	Mark Muench	Director	240 units(11)	0.91%
Membership Units	Jimmie W. Hanshaw	Director	200 units(12)	0.76%
Membership Units	John Heisdorffer	Director	200 units(13)	0.76%
Membership Units	Edwin J. Hershberger	Director	200 units	0.76%

Totals:			2750 units	10.44%

(1)	Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as Iowa Renewable Energy.
(2)	Beneficial ownership is determined in accordance with SEC rules and generally includes holding, voting and investment power with respect to the securities.

(3)	Based on 5,360 units sold in seed capital offering, 500 units paid pursuant to an agreement with The Biodiesel Group for consulting, 19,371 in offering registered with State of Iowa and 1,100 units to directors exercising the option.

(4)	Includes units owned by Michael Bohannan jointly with his wife, Lisa K. Bohannan.

(5)	Includes units owned by Cobb Oil Co., Inc. and Mark A. Cobb, our director, is a principal owner of that business.

(6)	Includes units owned by J. William Pim jointly with his wife, Nancy Pim.

(7)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, of which Warren Bush is a principal owner.

(8)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, of which William Horan is a principal owner.

(9)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, of which Denny Mauser is a principal owner. Also includes units owned jointly with his wife, LaRae Mauser.

(10)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, of which Tom Schroeder is a principal owner.

(11)	Includes units paid pursuant to a consulting agreement with The Biodiesel Group, of which Mark Muench is a principal owner.

(12)	Includes units owned by Hanshaw Renewable Energy and Jimmie Hanshaw, our director, is a principal owner of that business.

(13)	Includes units owned by JRF, LLC and John Heisdorffer, our director, is a principal owner of that business.
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS
     The business and affairs of Iowa Renewable Energy, LLC are managed by and under the direction of a 12 person board of directors. The table below lists the directors and officers of Iowa Renewable Energy and their addresses.

Position with Iowa
Name	Renewable Energy	Address
Michael J. Bohannan	Chairman and Director	2726 Trio Court Washington, IA 52353
Mark A. Cobb	Vice-Chairman and Director	208 W. Fountain Brighton, IA 52540
Richard Gallagher	Secretary and Director	2672 260th St. Washington, IA 52353
J. William Pim	Treasurer and Director	750 S. 14th Ave. Washington, IA 52353
Warren L. Bush	Director	306 West 4th Street Wall Lake, IA 51466
Jimmie W. Hanshaw	Director	111 W. 10th St. Washington, IA 52353
William J. Horan	Director	3220 240th St Rockwell City, IA 50579
Edwin J. Hershberger	Director	126 E. Ave., PO Box 1203 Kalona, IA 52247
Denny Mauser	Director	1940 190th St. Early, IA 50535
John Heisdorffer	Director	23336 320th Ave. Keota, IA 52248
Tom Schroeder	Director	503 W. 7th Wall Lake, IA 51466
Mark Muench	Director	611 E. Ave. Ogden, IA 50212

Business Experience of Directors and Officers
     The following is a brief description of the business experience and background of our officers and directors:
Michael J. Bohannan, Director, Chairman. Age 46. Since 2001, Mr. Bohannan has been employed as the operations manager for Kinder Morgan. As the operations manager, he is responsible for overseeing the operation of approximately 300 miles of natural gas pipeline, 5 compressor stations and 2 natural gas storage fields, as well as approximately 300 miles of liquid pipeline operations. Prior to that, he was service engineer for Kinder Morgan for four years, where he was responsible for technical support of the pipeline, compressor station and natural gas storage operations in Iowa and Illinois. Mr. Bohannan has served as a director and our Chairman since our inception.
Mark A. Cobb, Director, Vice-Chairman. Age 47. Since 1980, Mr. Cobb has served as the President of Cobb Oil Co., Inc. a petroleum jobber located in Brighton, Iowa that has annual revenues of approximately $50 million. Mr. Cobb has served as a director and our Vice-Chairman since our inception.
Richard Gallagher, Director, Secretary. Age 62. Mr. Gallagher owns and operates a 1,000 acre grain farm near Washington, Iowa. He has operated this farm since 1974. Mr. Gallagher has served as a director and our Secretary since our inception.
J. William Pim, Director, Treasurer. Age 51. Mr. Pim is a CPA with 25 years of public and private accounting experience. Seventeen years of his experience has been as a controller-chief financial officer for manufacturing companies. Mr. Pim’s experience includes 7 years of preparation and filing of SEC reports and related information. Since October 2004, Mr. Pimm has been employed as an accountant with Heartland Express, Inc. From October 2002 to April 2004, he was employed with Plastag Holdings, LLC where his duties included preparation of monthly and annual financial statements, cash management and general accounting management. Mr. Pimm has served as a director and our Treasurer since our inception.
Warren L. Bush, Director. Age 58. Mr. Bush is a licensed attorney in both Iowa and Arizona. For the past 20 years, Mr. Bush has served as a Judicial Magistrate for the State of Iowa. He is also a self-employed attorney and practices out of offices in Wall Lake and Dunlap. Mr. Bush currently serves on a variety of boards, including The Biodiesel Group, LLC; Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC and Central Iowa Energy, LLC. He is a principal in Bush Boys’ Enterprises, LLC, Bush Boys, Inc. and Front Row Racing Stable, Ltd. Tom Schroeder is Mr. Bush’s brother-in-law. Mr. Bush has served as a director since our inception.
Jimmie W. Hanshaw, Director. Age 63. Since 1999, Mr. Hanshaw has been the owner and operator of Hanshaw Ag Solutions, Inc., a contract marketing consultant. Prior to that, he was employed with Syngenta for over 36 years where his positions included assistant forage plant breeder, sales agronomist in southern Iowa, Missouri and Kansas, regional marketing manager for the eastern United States and leaving as a national accounts manager. Mr. Hanshaw has served as a director since our inception.
William J. Horan, Director. Age 59. Mr. Horan has been a farmer for 32 years. He is a partner in Horan Brothers Agricultural Enterprises in Rockwell City, Iowa. Mr. Horan is past president of the Iowa Corn Growers Association and sits on the board of directors of Natural Resource Solutions, LLC; Truth about Trade; ISU Research Park Board of Directors; the USDA DOE Technical Advisory Committee; The Biodiesel Group, LLC; Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC; and Central Iowa Energy, LLC. Mr. Horan has served as a director since our inception.
John Heisdorffer, Director. Age 55. Since 1971, Mr. Heisdorffer has owned and operated a 1,300 acre farming operation near Keota, Iowa. Mr. Heisdorffer has served as a director since our inception.
Edwin J. Hershberger, Director. Age 65. Since 1972, Mr. Hershberger has served as President of English River Pellets, Inc., a feed manufacturing and grain elevator with four locations and annual sales of $20 million. He also has served as the President of R & H Enterprises, Inc. and Ridgecrest Turkey Farm, Inc. since 1991. He also has served as a member of the board of directors for Iowa Turkey Growers cooperative since 1998. Mr. Hershberger has served as a director since our inception.
Denny Mauser, Director. Age 57. Mr. Mauser has farmed for more than thirty-four years in Buena Vista County and Sac County, Iowa. His 900 acre operation includes corn, soybeans and popcorn; he also manages a cow-calf herd. He formerly served as President of the Iowa Farm Bureau Young Members and on the Schaller Community School Board. He currently serves as President of Sac County Rural Electric Cooperative and is a member of the board of directors of The Biodiesel Group, LLC; Western Iowa Energy, LLC; Western Dubuque Biodiesel, LLC; and Central Iowa Energy, LLC. Mr. Mauser has served as a director since our inception.
Tom Schroeder, Director. Age 50. For more than thirty years, Mr. Schroeder has served as President of JCT, Inc, a refrigerated trucking company that specializes in the transportation of meat from Midwest packers for export. He is currently employed as a commercial fleet sales manager for Renewable Energy Group, Inc., the company serving as our design-builder and marketer. Mr. Schroeder was the city manager and economic development director in Wall Lake, Iowa until he started working for Renewable Energy Group, Inc. in November 2006. He also serves on the board of The Biodiesel Group, LLC; Western Dubuque Biodiesel, LLC; and Central Iowa Energy, LLC. He was formerly a director with Western Iowa Energy, LLC. Warren L. Bush, another one of Iowa Renewable Energy’s directors, is Mr. Schroeder’s brother-in-law. Mr. Schroeder has served as a director of since our inception.
Mark Muench, Director. Age 32. Mr. Muench operates a family farm near Ogden, Iowa. He has operated the farm for the last 14 years. The farm is a corn, soybean, and cattle operation. Mr. Muench currently serves on the board of directors for The Biodiesel Group, LLC and Western Dubuque Biodiesel, LLC. He also formerly served on the board of directors for Iowa Soybean Association and Western Iowa Energy, LLC. Mr. Muench has served as a director since our inception.
ITEM 6. EXECUTIVE COMPENSATION
     Michael Bohannan is currently serving as our chairman and Mark Cobb is currently serving as our vice-chairperson. J. William Pim is our treasurer, and Richard Gallagher is our secretary.
     We do not have any compensation arrangements for our directors and officers. A per diem fee for attending meetings may be set by the board in the future.
     We entered into a consulting agreement with The Biodiesel Group, LLC, as a project development consultant. The Biodiesel Group is owned and operated by five of our directors, Warren Bush, Tom Schroeder, Denny Mauser, William Horan, and Mark Muench. In exchange for services and as provided in our agreement, we transferred 100 unrestricted membership units in Iowa Renewable Energy to each of the five owners of The Biodiesel Group. In addition, we agreed to pay The Biodiesel Group a consulting fee of $75,000 payable at a rate of $12,500 per month during the contract term. The term expired when we closed our debt financing on October 26, 2006.
     Our board approved a membership unit option agreement with our directors. Under the agreement, each of the directors had the option to purchase 100 units for a purchase price of $500 per unit upon execution of definitive loan documents. Each of our directors, with the exception of J. William Pim, have exercised this option. The option expired 30 days after our debt financing close on October 26, 2006.
     On December 6, 2005, we entered into an independent contractor agreement with Pamela Dunbar, an unrelated party, under which Ms. Dunbar agreed to serve as our project manager in exchange for $1,000 per week. The term of the contract is for one year with an automatic renewal thereof for an additional three months at the expiration of the year term unless we provide notice of our intention not to renew the contract 30 days prior to the end of the first year.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     Since our inception, we have engaged in transactions with the following related parties:
Transactions with The Biodiesel Group
We entered into a consulting agreement with The Biodiesel Group, as a project development and equity consultant. The Biodiesel Group is owned and operated by five of our directors, Warren L. Bush, William J. Horan, Denny Mauser, Tom Schroeder and Mark Muench. Upon execution of the agreement and in anticipation of the receipt of consulting services we transferred 100 unrestricted units to each of the five members of The Biodiesel Group. In exchange, The Biodiesel Group provided assistance with negotiation of various contracts, assistance in the planning of our equity marketing effort, and assistance in securing debt financing services up until the date of the closing of a loan transaction to finance construction of the project. In addition, we agreed to pay to The Biodiesel Group a total consulting fee of $75,000 payable at a rate of $12,500 per month during the contract term. The contract term expired when our debt financing closed on October 26, 2006.
Transaction with our Board of Directors
     In addition, our board approved a membership unit option agreement with our directors. Under the agreement, each of the directors had the option to purchase 100 units for a purchase price of $500 per unit upon execution of definitive loan documents. Each of our directors, with the exception of J. William Pim, have exercised this option. This option expired 30 days after we closed on our debt financing, which was October 26, 2006.
ITEM 8. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
     We currently have 26,331 membership units issued and outstanding. We have no other class of securities issued and outstanding. All units, when issued and fully paid, are non-assessable, not subject to redemption or conversion and have no conversion rights. A complete description of the rights, privileges, obligations and restrictions associated with membership in our company are found in our articles of organization and operating agreement attached as exhibits to this registration statement.
     Each unit holder is a member of our company and has the right to receive a share of the company’s profits and losses, to receive distributions of the company’s assets, if and when declared by our directors, and to participate in the distribution of the company’s assets in the event the company is dissolved or liquidated. Additionally, each unit holder has the right to access certain information concerning our business and affairs and to vote on matters coming before a vote of the unit holders. If a membership is terminated, regardless of whether or not units have been transferred or the company admits a substitute unit holder, the original unit holder will lose all of his or her rights to vote the units and the right to access information concerning our business and affairs. However, a unit holder will continue to have the right to a share of our profits and losses and to participate in the distribution of our assets in the event the company is liquidated or terminated.
Voting Rights
     Each unit holder is entitled to one vote per unit owned. Investors may vote their units in person or by proxy on all matters coming before a unit holder vote. Unit holders do not have cumulative voting or pre-emptive rights.
     Our operating agreement provides that the directors do not have authority to do any of the following without the unanimous consent of the membership voting interests:
•	Cause or permit Iowa Renewable Energy to engage in any activity that is inconsistent with our purposes;

•	Knowingly act in contravention of the operating agreement or act in a manner that would make it impossible for us to carry on our ordinary business, except as otherwise provided in the operating agreement;

•	Possess our property or assign rights in specific company property other than for Iowa Renewable Energy’s purpose; or

•	Cause us to voluntarily take any action that would cause our bankruptcy.
     In addition to the above actions, the board must receive consent of a majority of the membership voting interests to do the following:
•	Merge, consolidate, exchange or otherwise dispose of at one time, all or substantially all of our property, except for a liquidating sale of the property in connection with our dissolution;

•	Confess a judgment against us in an amount in excess of $500,000;

•	Issue units, other than the 500 units issued to members of The Biodiesel Group, at a purchase price of less than $500 per unit;

•	Issue more than an aggregate of 35,000 units; and

•	Cause us to acquire any equity or debt securities of any director or any of its affiliates, or otherwise make loans to any director or any of its affiliates.
     Our operating agreement may be amended by the affirmative vote of the holders of a majority of the units constituting a quorum. However, no amendment may adversely affect a member’s membership economic interest or modify the liability of a member, without that member’s consent. Voluntary dissolution of our company may be affected only upon the prior approval of a 75% majority of the membership voting interests.
Transfer Restrictions
     An investor’s ability to transfer our units is restricted by federal and state securities laws. The units are restricted securities under federal and state securities laws and may not be transferred absent registration or an exemption. In addition, our operating agreement restricts the transfer of units. Investors may not transfer their units prior to the time that our plant is substantially operational unless such transfer is:
•	To the investor’s administrator or trustee to whom such units are transferred involuntarily by operation of law, such as death; or

•	Made without consideration to or in trust for the investor’s descendants or spouse.
     Once we begin substantial operation of the plant, investors may transfer their units to any person or organization only if such transfer meets the conditions precedent to a transfer under our operating agreement and:
•	Has been approved by our directors in accordance with the terms of the operating agreement; or

•	The transfer is made to any other member or to any affiliate or related party of another member or the transferring member.
     To maintain partnership tax status, the units may not be traded on an established securities market or readily tradable on a secondary market. We do not expect to list our units on the New York Stock Exchange, or the NASDAQ Stock Market, or any other stock exchange. To help ensure that a market does not develop, our operating agreement prohibits transfers without the approval of the directors. The directors will generally approve transfers so long as the transfers fall within “safe harbors” contained in the publicly traded partnership rules under the Internal Revenue Code. Permitted transfers also include transfers by gift, transfers upon death of a member, transfers between family members and other transfers approved by directors during the tax year that in the aggregate do not exceed 2% of the total outstanding units. If any person transfers units in violation of the publicly traded partnership rules or without our prior consent, the transfer will be null and void.
PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
     Iowa Renewable Energy has only one class of membership units. Our membership units are not traded on any public market. Our issued and outstanding units are exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). See the section “RECENT SALES OF UNREGISTERED SECURITIES”.
     We have not made any distributions to our unit holders. Revenues generated from plant operations will be distributed to the unit holders by the directors, in their discretion, in proportion to units held subject to, and to the extent permitted by, any loan covenants or restrictions on such distributions agreed to by the company in any loan agreements with the company’s lenders from time to time in effect. The directors of the company will endeavor to provide for cash distributions at such times and in such amounts as will permit the unit holders to make timely payment of income taxes.
     There are no outstanding options or warrants to purchase, or securities convertible into, common equity of the registrant. We have 26,331 membership units issued and outstanding and a total of approximately 591 unit holders. In addition, it is likely that the 5,360 units purchased in the initial private seed capital offering, the 500 units issued pursuant to the agreement with The Biodiesel Group and the 1,100 units issued pursuant to the director’s unit option agreement will be subject to Rule 144 under the Securities Act. Finally, the company has not offered any compensation plans under which equity securities are authorized for issuance, other than the 500 units issued pursuant to the agreement with the Biodiesel Group for consulting services.
ITEM 2. LEGAL PROCEEDINGS
     The company is not currently subject to any material legal proceedings or claims.
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     Christianson & Associates, PLLP, Certified Public Accountants (Christianson), was the company’s independent auditor since the company’s inception through November 3, 2006. Christianson’s reports on the company’s financial statements have not contained an adverse opinion, disclaimer of opinion or modification. The decision to change auditors was approved by the company’s board of directors. There were no disagreements with the reports issued by the former accountant. A copy of this disclosure has been provided to Christianson and we have received a response that Christianson agrees with this disclosure. McGladrey & Pullen, LLP, Certified Public Accountants, has been the company’s independent registered public accounting firm since November 3, 2006. All financial statements in this document have been audited by McGladrey & Pullen, LLP.
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
          In autumn of 2005, we sold 5,360 of our membership units to our seed capital investors at a price of $500 per unit and received aggregate proceeds of $2,680,000. We claimed exemption from federal registration with respect to our unit sales due to the application of Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     In addition to the units issued in our seed capital offering, we issued 100 membership units to each consultant with The Biodiesel Group, LLC for their consulting services. These consultants were 5 of our current directors: Warren Bush, William Horan, Denny Mauser, Tom Schroeder and Mark Muench. We claimed exemption from federal registration with respect to our unit sales under Section 3(a)(11) of the

Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     In April 2006, we conducted a registered offering in the State of Iowa, but were exempt from registration with the Securities and Exchange Commission under Section 3(a)(11) of the Securities Act of 1933. We registered a minimum of 17,595 units and a maximum of 25,095 units at an offering price of $1,000 per unit. The offering commenced on April 6, 2006 in the State of Iowa and closed on May 1, 2006. We sold 19,371 units at a price of $1,000 per unit. From our unit sales we received total aggregate proceeds of approximately $19,371,000.
     In autumn of 2006, we issued an option to purchase additional units to our directors. We offered the directors the option to purchase 100 units at a price of $500 per unit. As a result of this offer, we sold 1,100 additional units. This option to purchase expired 30 days after debt closing, which was October 26, 2006. We claimed exemption from federal registration with respect to our unit sales under Section 3(a)(11) of the Securities Act of 1933 (regarding intra-state offerings). We also claimed exemptions from registration in the State of Iowa pursuant to the private placement and accredited investor exemptions of the Iowa Uniform Securities Act.
     We were able to rely on Section 3(a)(11) for the seed capital offering, Iowa registered offering, director option agreement, and consulting unit agreement because we sold units only to residents of the State of Iowa and the recipients of securities in each transaction represented their intention to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to unit certificates and instruments issued in such transactions. We gave each investor information about us and gave them opportunities to ask questions regarding the terms and conditions of the offering.
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Under Iowa law, no director or officer will be liable for any of the company’s debts, obligations or liabilities merely because he or she is a director or officer. In addition, our operating agreement contains an extensive indemnification provision which requires us to indemnify any officer or director who was or is a party, or who is threatened to be made a party to any current or potential legal action because he or she is a director or officer of the company. The company must also indemnify these individuals if they were serving another entity at our request. The company must indemnify against expenses, including attorneys’ fees, judgments, fines and any amounts paid in any settlement that was actually and reasonably incurred by these individuals in connection with any legal proceeding.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors
Iowa Renewable Energy, LLC (A Development Stage Company)
Washington, Iowa
We have audited the balance sheet of Iowa Renewable Energy, LLC (A Development Stage Company) as of September 30, 2006, and the related statements of operations, members’ equity (deficit) and cash flows for the year ended September 30, 2006 and the periods from April 14, 2005 (date of inception) to September 30, 2005 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iowa Renewable Energy, LLC as of September 30, 2006, and the results of its operations and its cash flows for the year ended September 30, 2006 and the periods from April 14, 2005 (date of inception) to September 30, 2005 and 2006, in conformity with U.S. generally accepted accounting principles.
/s/ McGladrey & Pullen, LLP
Davenport, Iowa
January 17, 2007

Iowa Renewable Energy, LLC
(A Development Stage Company)
Balance Sheet
September 30, 2006

Assets (Notes 4 and 5)
Current Assets, cash and cash equivalents	$473,505

Property and Equipment (Note 1):
Land	420,000
Construction in progress	15,065,424
Office equipment	2,325
Equipment	4,566

15,492,315
Accumulated depreciation	(1,460)

15,490,855

Other Assets:
Cash, restricted for construction of property and equipment	10,263,792
Financing costs	83,245

10,347,037

$26,311,397

Liabilities and Members’ Equity
Current Liabilities:
Current maturities of long-term debt (Note 4)	$40,000
Accounts payable and accrued expenses	10,345
Construction payable, including $737,500 of retainage (Note 6)	4,119,524

Total current liabilities	4,169,869

Long-Term Debt (Note 4)	360,000

Commitments (Notes 4, 5 and 6)

Members’ Equity (Note 3):
Member contributions, net of issuance costs, 25,231 units outstanding	22,615,422
(Deficit) accumulated during the development stage	(833,894)

21,781,528

$26,311,397

See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Statements of Operations

		April 14, 2005	April 14, 2005
		(Date of	(Date of
	Year Ended	Inception) to	Inception) to
	September 30,	September 30,	September 30,
	2006	2005	2006

Revenues	$—	$—	$—

Expenses:
Consulting fees (Note 3)	344,844	112,500	457,344
Project coordinator	44,296	—	44,296
General and administrative	51,071	461	51,532
Equity based compensation	600,000	—	600,000
Depreciation	1,460	—	1,460

	1,041,671	112,961	1,154,632

(Loss) before other income	(1,041,671)	(112,961)	(1,154,632)

Other income, interest	320,738	—	320,738

Net (loss)	$(720,933)	$(112,961)	$(833,894)

Weighted average units outstanding	13,144	220	12,185

Net (loss) per unit — basic and diluted	$(54.85)	$(513.46)	$(68.14)

See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Statements of Members’ Equity (Deficit)
For Period from April 14, 2005 (Date of Inception) to September 30, 2005 and for the Year Ended September 30, 2006

Balance, April 14, 2005 (date of inception)	$—
Issuance of 220 membership units at $500 per unit in September 2005	110,000
Net (loss)	(112,961)

Balance (deficit), September 30, 2005	(2,961)
Issuance of 260 membership units at $500 per unit in October 2005	130,000
Issuance of 500 membership units for consulting services in October 2005	250,000
Issuance of 4,880 membership units at $500 per unit in November 2005	2,440,000
Issuance of 19,371 membership units at $1,000 per unit in May 2006	19,371,000
Offering costs	(285,578)
Equity based compensation	600,000
Net (loss)	(720,933)

Balance, September 30, 2006	$21,781,528

See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Statements of Cash Flows

		April 14, 2005	April 14, 2005
		(Date of	(Date of
	Year Ended	Inception) to	Inception) to
	September 30,	September 30,	September 30,
	2006	2005	2006

Cash Flows from Operating Activities:
Net (loss)	$(720,933)	$(112,961)	$(833,894)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Depreciation	1,460	—	1,460
Units issued for consulting services	250,000	—	250,000
Equity based compensation	600,000	—	600,000
Change in working capital components, increase (decrease) in accounts payable and accrued expenses	(2,326)	12,671	10,345

Net cash provided by (used in) operating activities	128,201	(100,290)	27,911

Cash Flows from Investing Activities:
Purchase and construction of property and equipment	(11,372,791)	—	(11,372,791)
Increase in cash restricted for construction of property and equipment	(10,263,792)	—	(10,263,792)

Net cash (used in) investing activities	(21,636,583)	—	(21,636,583)

Cash Flows from Financing Activities:
Issuance of membership units	21,941,000	110,000	22,051,000
Payments for offering costs	(285,578)	—	(285,578)
Payments for financing costs	(83,245)	—	(83,245)
Proceeds from short-term borrowings	1,052,146	—	1,052,146
Payment on short-term borrowings	(1,052,146)	—	(1,052,146)
Proceeds from long-term borrowings	400,000	—	400,000

Net cash provided by financing activities	21,972,177	110,000	22,082,177

Net increase in cash and cash equivalents	463,795	9,710	473,505

Cash and cash equivalents:
Beginning	9,710	—	—

Ending	$473,505	$9,710	$473,505

Supplemental Disclosure of Noncash Operating and Financing Activities, construction in progress included in accounts payable	$4,119,524	$—	$4,119,524
See Notes to Financial Statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
Note 1. — Nature of Business and Significant Accounting Policies
Nature of business:
Iowa Renewable Energy, LLC (the Company), located in Washington, Iowa, was formed in April 2005 to pool investors to build a 30 million gallon annual production bio-diesel manufacturing plant. As of September 30, 2006, the Company is in the development stage with its efforts being principally devoted to organizational, equity-raising activities and construction of the bio-diesel plant.
Significant accounting policies:
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Concentrations of credit risk: The Company’s cash balances are maintained in bank deposit accounts which at times may exceed federally insured limits.
Cash and cash equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.
Financing costs: Deferred financing costs associated with the construction and revolving loans and the $34,715,000 construction loan (Note 4) are recorded at cost and include expenditures directly related to securing debt financing. These costs will be amortized using the effective interest method over the 10-year term of the agreement. As of September 30, 2006, the Company has not received any loan proceeds under these agreements.
Offering costs: The Company classifies all costs directly related to raising capital as deferred offering costs until the capital is raised, at which point the costs were reclassified as an offset to equity as issuance costs. A total of $285,578 of offering costs were reclassified as an offset to equity for the year ended September 30, 2006.
Property and equipment: Property and equipment is stated at cost. Construction in progress is comprised of costs related to the construction of the bio-diesel plant. Depreciation of such amounts will commence when the plant begins operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Office equipment	3 — 7
Equipment	3 — 7
Maintenance and repairs are expenses as incurred; major improvements and betterments are capitalized.
Income taxes: The Company is organized as a limited liability company which is accounted for like a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company’s earnings and losses are included in the income tax returns of its members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
Earnings (loss) per unit: Loss per unit has been computed on the basis of the weighted average number of units outstanding during each period presented. Units issuable under the directors’ unit option plan (see Note 3) as of September 30, 2006 have not been included in the computation because their inclusion would have been antidilutive.
Organizational costs and startup costs: The Company expenses all organizational and startup costs as incurred.
Fair value of financial instruments: The carrying amounts of cash and cash equivalents, cash restricted for construction of property and equipment, accounts payable and accrued expenses approximate fair value.
Unit options: The Company adopted a Unit Option agreement in February 2006 under which options to acquire 1,200 membership units of the Company were granted to the directors at $500 per unit. The Company accounted for stock option grants using the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. $600,000 of stock-based compensation was reflected in net income for the difference between the fair market value of the stock at the grant date and the underlying exercise price.
The Company applied the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation, (FAS 123). SFAS 123 required the disclosure of the pro forma impact on net income and earnings per share if the value of the options were calculated at fair value. SFAS 123 permitted private companies to calculate the fair value of stock options using the minimum value method while public companies were required to use a fair value model. The Company used the minimum value method to calculate the fair value using the following assumptions: Dividend rate 0%, risk free interest rate 4.5% and expected lives of eight months. As of September 30, 2006, 1,200 options were outstanding and which will expire in November 2006, if not exercised.
The following table illustrates the effect on net loss and loss per unit had the Company applied the fair value recognition method of SFAS 123 for the year ended September 30, 2006. There was no effect on the period ended September 30, 2005:

Net (loss):
As reported	$(720,933)
Deduct total stock-based compensation expense
Determined under minimum value based
Method for all awards	(17,456)

Pro forma	$(738,389)

Loss per unit:
As reported	$(54.85)
Pro forma	$(56.18)
In December 2004, FASB published Statement No. 123 (revised 2004), Share-Based Payment (“FAS 123(R)”). FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. The Statement is effective for the Company on October 1, 2006.
The Company will adopt the provisions of FAS 123(R) using a modified prospective application. Under that approach, FAS 123(R) will apply to new awards after that date or existing awards that are subsequently

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
modified. The Company may incur additional expense beginning in the first quarter of Fiscal 2007 if new awards are granted.
Note 2. — Land Option
In August 2005, an entity owned by several equity members of the Company, entered into an option agreement to purchase approximately 28 acres of land for $15,000 per acre. A deposit of $1,000 was paid for this option. In February 2006, the Company exercised the option on the approximately 28 acres for $15,000 per acre. The total paid for the land was $420,000. The $1,000 option deposit was applied to the purchase price. The option and purchase price are included in land on the September 30, 2006 balance sheet.
Note 3. — Members’ Equity
The Company was formed on April 14, 2005 to have a perpetual life. The Company has one class of membership unit with each unit representing a pro rata ownership interest in the Company’s capital, profits, losses and distributions. Income and losses are allocated to all members in proportion to units held.
The Company was initially capitalized by 12 members of the original board of directors, contributing an aggregate of $240,000 for 480 units. The Company was further capitalized by 78 members contributing an aggregate of $2,440,000 in exchange for 4,880 units. These units were issued pursuant to a private placement memorandum, limited to Iowa residents in which the Company offered a maximum of 6,000 units at a cost of $500 per unit for a maximum offering of $3,000,000, with all funds collected being considered at-risk capital. Each investor was required to purchase a minimum of 50 units for $25,000, with the option to purchase additional units in increments of one unit for $500 thereafter up to a maximum purchase by a single investor of 100 units for $50,000. Additionally, a total of 500 units were issued to the members of an entity related to the Company through common ownership in exchange for project development services provided pursuant to a consulting agreement. The private placement memorandum for the seed round offering was closed on November 30, 2005.
In April 2006, the Company issued an Iowa registered offering of membership units. The intrastate offering was set for a minimum of 17,595 membership units up to a maximum of 25,095 units for sale at $1,000 per unit, for a minimum offering amount of $17,595,000 and a maximum offering amount of $25,095,000. The minimum purchase requirements were 25 units for a minimum investment of $25,000. The Company began the intrastate offering on April 17, 2006 which was completed on May 1, 2006. A total of 19,371 membership units were issued to 508 members amounting to $19,371,000 of gross proceeds.
The directors have an option to purchase 100 additional units at a price of $500 per unit for a maximum of 1,200 units and a maximum of $600,000. At September 30, 2006, the options have not been exercised. The options are to be exercised prior to the first draw from the construction term loan.
Note 4. — Long-Term Debt and Subsequent Event
Long-term debt consists of the following as of September 30, 2006:

Note payable to the Iowa Department of Economic Development (A)	$400,000
Less current maturities	40,000

$360,000

(A)	The Company has a $300,000 loan agreement and a $100,000 forgivable loan agreement with the Iowa Department of Economic Development. The $300,000 loan is noninterest-bearing and due in monthly payments of $5,000 beginning December 2006 for a term of 60 months. Borrowings under this agreement are collateralized by substantially all of the Company’s assets and will be subordinate to the $34,715,000 of financial institution debt. The $100,000 loan is forgivable upon the completion of 36 months of the 60 month term.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
The $100,000 loan will be forgiven if the Company complies with certain employment and production criteria deferred in the agreement. In the event of noncompliance or default, the loan will be repaid over a two year period starting with the date of noncompliance, including interest at 6%.
Maturities of $300,000 of long-term debt are as follows:

Year ending September 30:
2007	$40,000
2008	60,000
2009	60,000
2010	60,000
2011 and thereafter	80,000

$300,000

On October 26, 2006, the Company entered into a $34,715,000 construction-term loan agreement which will be used to complete the bio-diesel project. The loan consists of two phases: a “construction phase” where the Company will make periodic requests for fund advances to meet construction obligations and at the completion of construction the loan will convert to a “senior debt instrument”.
During the construction phase a number of reserves will be established in accordance with Article IV of the loan agreement which is summarized below:
Interest rate: Within 15 days of Conversion Date, the Company shall provide written notice to the lender of a selection of one of the following interest rate options:
Floating rate option: The term “phase interest rate” shall be a variable interest rate equal to the national prime rate as of its effective date as reported in the Money Rates column of The Wall Street Journal plus one quarter of one percent (0.25%) per annum.
Fixed rate option: The term “phase interest rate” shall be a fixed rate per annum equal to three percent (3.00%) over the five (5) year rate identified on the LIBOR/swap Curve as published by Bloomberg Market Data L.P.
Interest shall be calculated by multiplying the actual number of days elapsed in the period for which interest is being calculated and based on a 360-day year.
A floating rate will apply for all periods a fixed rate is not in effect.
Interest reserve: A sum in the amount of $1,571,062 shall be unfunded and reserved for the payment of interest owed on the loan. All advances made pursuant to the loan document shall include, but not be limited to, an advance from the unfunded interest reserve to pay interest then due on the loan. Upon completion of the construction phase, all unused funds in the interest reserve shall be advanced and deposited in the debt service reserve.
Debt service reserve: Commencing one month following the conversion date, the Company shall make monthly deposits to a debt service reserve until such time as the balance equals $1,319,265. Monthly deposits shall consist of not less than one-third of all available monthly projected EBITDA.

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
Capital improvements reserve: Commencing one month after the conversion date, the Company shall make deposits into a custodial account held by the Lender. The fund will be used to fund capital improvements. During the term of the loan, the capital improvements reserve must be maintained at $125,000.
Sinking fund: Commencing one month after the conversion date, one-third of all monthly projected EBITDA shall be applied to reduce loan principal. At the point the outstanding principal loan balance is reduced to $20,182,750 no additional sinking fund deposits will be required.
Working capital reserve: At loan closing, the senior lender will deposit $5,000,000 into a custodial account in the Company’s name to be used for hedging purposes as explained in Note 7.
Note 5. — Lease Commitments
The Company leases a copier under a long-term operating lease that will expire in December 2010. The lease calls for monthly payments of $187 plus applicable taxes. Beginning January, 2007 the Company began paying office lease expense at a rate of $225 per month. The office lease is month to month and will be terminated when the administrative office moves into the plant site in the second quarter of 2007.
Minimum lease payments under these operating leases for future years are as follows:

Years ending September 30:
2007	$3,594
2008	2,244
2009	2,244
2010	2,244

$10,326

Rent expense totaled $2,244, for the year ended September 30, 2006. The Company incurred no rental expenses prior to January 1, 2006.
Note 6. — Commitments and Contingencies
The total cost of the project, including the construction of the bio-diesel plant and start-up expenses, is expected to be approximately $57,716,000. The Company is funding the development of the bio-diesel plant by using the total equity raised of $22,301,000, anticipated additional equity raised through exercise of outstanding options of $550,000 and securing financing of approximately $34,715,000.
On August 13, 2005, the Company entered into a consulting agreement with an entity related through common ownership for assistance with project development services. The contract ran through the earlier of August 1, 2006 or 30 days after financial close. The contract provided a fee of $75,000 to be paid in monthly installments of $12,500 and 500 membership units. The consulting fees under this agreement were $312,500 and $12,500 for the year ended September 30, 2006 and the period ended September 30, 2005, respectively.
On May 2, 2006, the Company entered into an agreement with Renewable Energy Group (REG), one of its members, for construction of the bio-diesel plant for $39,455,500 due in monthly progress payments. The agreement provides for a 5% retainage to be withheld from each invoice. The retainage is carried in a construction payable account; at September 30, 2006 a balance of approximately $4.1 million is recorded in construction payable. The Company has made payments totaling $11,190,849 to the contractor for the year ended September 30, 2006. The total remaining commitments, including a pending change order of approximately $472,600, are expected to be paid in 2007.
On August 25, 2006, the Company entered into a Management and Operational Services Agreement with REG. Under the agreement REG will place the general and operations managers, acquire feed stocks and

Iowa Renewable Energy, LLC
(A Development Stage Company)
Notes to Financial Statements
basic chemicals necessary for the operation of the facility, perform the administrative, sales and marketing functions for the Company and fulfill any remaining personnel needs through leased employees. The fees for the services will be 5.7 cents per gallon of biodiesel sold during the first six months of production and 5.7 cents per gallon of biodiesel produced after that. In addition the agreement provides for the payment of a yearly bonus of 2% of net income (as defined in the agreement) between $1 and $2 million, 4% of net income between $2 and $3 million, and 6% of net income in excess of 3 million. The agreement has an initial term of 3 years after the end of the first month of production and will be renewed for successive one year terms unless either party gives a written notice of termination.
At the loan closing, the Company will pay fees of approximately $543,000 related to the term loan agreement (Note 4).
Note 7. — Working Capital Reserve (Hedge)
The Company will contract with an unrelated third party as a custodial account manager of the Working Capital Reserve (Hedge) fund. The Company has established a hedge committee which will operate under a hedge charter. The committee will be accountable to the Board of Directors.

PART III
ITEM 1. INDEX TO EXHIBITS.
The following exhibits are filed as part of this report:

Exhibit No.	Description	Method of Filing
3.1	Articles of Organization of Iowa Renewable Energy, LLC filed with the Iowa Secretary of State on April 14, 2005	*

3.2	Operating Agreement of the registrant dated October 6, 2005.	*

10.1	Independent Contractor Agreement between Iowa Renewable Energy, LLC and Pamela Dunbar dated December 6, 2005.	*

10.2	Design Build Agreement between Renewable Energy Group and Iowa Renewable Energy, LLC dated May 2, 2006.	*

10.3	Consent to Assignment of REG, LLC’s right in the Agreements to Renewable Energy Group, Inc. dated August 9, 2006.	*

10.4	Management and Operational Services Agreement between Renewable Energy, Inc. and Iowa Renewable Energy, LLC dated August 25, 2006.	*

10.5	Construction-Term Loan Agreement between BankFirst and Iowa Renewable Energy, LLC dated October 26, 2006.	*

16.1	Change Accountant Letter from Christianson & Associates, PLLP dated January 25, 2007.	*

(*)	Filed herewith.
SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

IOWA RENEWABLE ENERGY, LLC
Date: January 29, 2007	By:	/s/ Michael J. Bohannan
Michael J. Bohannan, Chairman